2011 ANNUAL REPORT

Ames
National
Corporation

table of **contents**

ames national corporation **at a glance**

Ames National Corporation (the "Company) is an Iowa-based bank holding company. The Company wwas organized and incorporated on January 21, 1975, under the laws of the State of Iowa to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co., acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Randall-Story State Bank located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA, located in Marshalltown, Iowa. Today, each Company Affiliate Bank is operated as a wholly owned subsidiary of the Company.

Each Affiliate Bank operates with a local board of directors and a local bank president. All decisions are made locally which means customers receive quick responses to questions and services are customized to meet customer needs in each community. The principal sources of Company revenue are: interest and fees earned on loans made by the Company and Affiliate Banks, interest on fixed income investments, fees on trust services provided by those Affiliate Banks exercising trust powers, service charges on deposit accounts maintained by Affiliate Banks, gain on sale of loans and securities gains.

The Affiliate Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and origination of mortgage loans for sale into the secondary market. Affiliate Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing and safe deposit box services. Convenient access to funds and account information is also available through online banking, mobile banking, online bill pay, online statements and debit cards.

The Company provides various services to the Affiliate Banks which include, but are not limited to, management assistance, internal auditing services, human resources services and administration, compliance management, marketing assistance and coordination, loan review and technology support. Company staff handles the backroom operations that make the Company more efficient so the Affiliate Bank staff can focus on what they do best, banking and taking care of customers.

The principal executive offices of Ames National Corporation are located at 405 5th Street, Ames, IA 50010. The Company's phone number is (515) 232-6251, and website address is www.amesnational.com.

letter to **shareholders**


FINANCIALLY STRONG. STABLE. STR

Dear Shareholder,

*As we reflect on 2011, we are pleased to report that Ames National Corporation had an outstanding year. Three key areas including net income, assets and deposits all reached new highs. In fact, assets topped the **$1 billion mark**. Most recently Ames National Corporation ranked **13th in the country out of the 484 publically traded U.S. banks** by the Bank Director Magazine and Sandler O'Neill based on capital use. This report will provide you with a review of the Company's financial highlights, strategic initiatives and people who are driving the results.*

FINANCIAL RESULTS

Net income for the Ames National Corporation increased 7.4% and totaled a record $13,921,000, or $1.48 per share, compared to $12,966,000, or $1.37 per share, for the same period in 2010. Net income increased primarily due to improvements in net interest income and a reduction in FDIC insurance assessments, offset in part by an increase in salaries and employee benefits, and other real estate owned costs. As deposits continued to grow during the year, we had the opportunity to expand our securities portfolio as well as invest in loan growth. In addition, growth in our wealth management fee income, coupled with an increase in home loan origination fees contributed to the record earnings.

Return on Average Assets (ROAA) was 1.38% for 2011, compared to 1.40% for the same period in 2010. Return on Average Equity (ROAE) was 10.82% for the year ended December 31, 2011, compared to 10.91% for the same period in 2010. The Company's ROAA and ROAE compare favorably to peer group averages as shown below.

AMES NATIONAL CORPORATION VS. FDIC INSURED BANKS
ROAA and ROAE

	Ames National Corporation	Industry	Iowa-Based Banks
ROAA	1.38%	0.88%	0.98%
ROAE	10.82%	7.86%	10.54%

PICTURED ABOVE: ***BOARD OF DIRECTORS***

BACK ROW, LEFT TO RIGHT: James R. Larson, II *President Larson Development Corporation (real estate development)*, Frederick C. Samuelson *President James Michael & Associates, Inc. (retail variety)*, Thomas H. Pohlman *President of the Company*, Douglas C. Gustafson *Retired Veterinarian Boone Veterinary Hospital and Chairman of the Company*, Steven D. Forth *Farmer and* Robert L. Cramer *Retired President & Chief Operating Officer Fareway Stores, Inc. (grocery stores)*

FRONT ROW, LEFT TO RIGHT: Warren R. Madden *Vice President for Business & Finance, Iowa State University*, Larry A. Raymon *Chief Executive Officer Raymon Enterprises, Inc.*, Betty A. Baudler Horras *President Baudler Enterprises, Inc. (marketing)*, David W. Benson *Partner, Nyemaster Goode Attorneys at Law and* Charles D. Jons *Retired Physician, McFarland Clinic*

letter to **shareholders**

ATEGIC. GROWING. FINANCIALLY STRO

PROFIT AFTER TAX

Year ended December 31,

$13,900,000	**2011**
$13,000,000	2010

ASSETS

Year ended December 31,

$1,036,000,000	**2011**
$963,000,000	2010

DEPOSITS

Year ended December 31, 2011

Up 10.1% over 2010

LOANS

Year ended December 31, 2011

Up 4.9% over 2010

The efficiency ratio is another benchmark for comparing how well a company effectively manages expenses. The Company's efficiency ratio for 2011 was 49.80%, which compares favorably to the 50.12% for the same period in 2010. In comparison, the industry average for FDIC insured banks for 2011 was 61.37%, and it is important to note that the lower the ratio, the higher the efficiency.

Total assets reached a new high of $1,035,564,000, as of December 31, 2011, a $72,589,000 increase compared to December 31, 2010. The increase in assets was primarily due to an increase in securities available-for-sale and loans, funded primarily by a growth in deposits. Record deposits totaled $818,705,000 at year-end, a 10.1% increase from the $743,862,000 recorded at December 31, 2010. This increase occurred in all deposit categories except time deposits under $100,000.

Loans increased 4.9% to $438,651,000 compared to $418,094,000 as of year-end 2010, mainly as a result of increases in one-to-four family and commercial real estate loans. The continued increase in loan demand is an encouraging sign that the economy is improving, specifically in the commercial area. In addition, net charge offs decreased 81%, from $795,000 in 2010 to $148,000 in 2011, another positive indication of an improving economic environment.

STOCKHOLDER EQUITY & COMPANY STOCK

The Company's stockholders' equity was $134,557,000, or 13.0% of total assets at the end of 2011. This represents a $13,194,000 increase over the $121,363,000 reported as of December 31, 2010. All of the Company's five affiliate banks are considered well-capitalized as defined by federal capital regulations. The Company's stock, which is listed on the NASDAQ Capital Market under the symbol ATLO, closed at $19.50 on December 31, 2011. During the year, the price ranged from $14.15 to $21.92, with 3,098,790 shares traded.

STRATEGIC USE OF CAPITAL

We have seen tremendous growth over the past two years. As a trusted financial partner with stability, longevity and safety, we have seen as influx of dollars as clients have chosen to deposit their dollars in the bank rather than invest in the market. This has driven our asset levels to new highs and we continue to look for profitable ways to deploy capital. The purpose of putting our capital to work is to increase revenue, increase franchise value and increase share value. We regularly focus on four important strategies for optimizing capital:

- Increase Dividends. During 2011, Ames National Corporation paid dividends of $0.52 per share to shareholders. As profit continues to grow, our Board of Directors reviews the dividend program quarterly to assure dividend payments are appropriate. We recently announced a $0.02 increase in the May quarterly dividend to $0.15 per share.
- Support Growth. Over the past three years, deposits increased over $153 million. As a result, capital has increased to support this growth. As an example, in 2011, assets grew over $73 million. This growth resulted in an additional capital requirement of approximately $7.3 million. Internal growth of this nature is positive because it provides a larger asset base which, in turn, allows us to produce increased revenue.

- Expand our Franchise. We are always looking for opportunities for growth at a profitable level. Ames National Corporation announced that it has entered into an agreement with Liberty Bank, FSB to purchase two of their Liberty Bank offices in north central Iowa. Under the agreement, Randall-Story State Bank, will assume all of the accounts held at Liberty Bank's Garner and Klemme offices. The transaction includes approximately $94 million in deposits and $50 million in loans. This acquisition means growth in a new market with the potential for new deposits, new loans and additional earnings.

- Stock Buy-Back. During 2011, Ames National Corporation announced a stock buy-back program. By repurchasing shares at favorable prices, the value of each share of stock is enhanced. During 2011, the Company repurchased 122,002 shares of common stock at an average price of $16.53. The number of shares outstanding on December 31, 2012 was 9,310,913.

WE THANK OUR SHAREHOLDERS, BOARDS OF DIRECTORS AND EMPLOYEES...

OUR PEOPLE

During 2011, two employees reached banking career milestones. Terrill Wycoff, Executive Vice President at First National Bank celebrated 50 years with the organization and Kathy Baker, President at United Bank & Trust, retired after working in the banking industry for over 31 years. Congratulations to Terry and Kathy for their many years of dedicated service.

In June of 2011, we lost a dear friend, long-time director and chairman, Marvin J. Walter. Marv served with distinction as a director for First National Bank and Ames National Corporation for over 30 years. He was a supporter of many community and Bank initiatives and his guidance and counsel will most certainly be missed.



IN CONCLUSION

We thank our shareholders, boards of directors and employees for your continued support of Ames National Corporation and look forward to providing you an update on the Company at the April 25th Annual Meeting of shareholders at Reiman Gardens in Ames, Iowa. 2011 has been a record year, and we are excited to highlight our growth and strategic focus. Please contact us if you have any questions prior to the meeting. We hope you will join us.

Thomas H. Pohlman
Douglas C. Gustafson

Thomas H. Pohlman
President

Douglas C. Gustafson
Chairman

mission **statement**

MISSION

Ames National Corporation is a result-oriented financial services holding company providing leadership, counsel and support to its affiliates and superior performance for its shareholders.

CORPORATE CULTURE

Provide an environment where our affiliates and corporate employees can be successful and provide products and services that enhance the financial well-being of customers and shareholders.

CORE VALUES

Excellence: Striving to exceed expectations

Integrity: Demonstrating high moral and ethical conduct

Leadership: Creating and developing opportunities that benefit our employees, customers, communities, and shareholders

Stability: Maintaining financial strength and a dedicated staff to successfully serve the current and future needs of our employees, customers, communities, and shareholders

Trust: Acting in the best interest of our employees, customers, and shareholders

Community: Dedicated to serving our communities through local decision making, community involvement and active boards of directors

RECENT RECOGNITIONS

- Ranked as the 10th largest Iowa commercial bank holding company based on total deposits
- Named to KBW's "Bank Honor Roll" as one of the top 40 U.S. Banking Institutions for superior performance (3/3/11)
- Ranked among the top 100 best-performing community banks in the country by SNL Financial (5/11/11)
- Ranked 13th of the 484 U.S. banks traded on the NYSE, NYSE Amex and NASDAQ OMX stock exchange (2/10/12)

COMPANY STAFF

Kevin Deardorff Vice President & Technology Director, **Nicole Gebhart** Vice President & Marketing Director, **Matthew Hackbart** Information Systems Asst. Manager, **Jennifer Hanson** Asst. Vice President & Human Resources Director, **Lori Hill** Asst. Corporate Secretary, **Tracy Laws** Vice President & Auditor, **Timothy J. Lupardus** Vice President & Information Systems Manager, **John Nelson** Vice President & CFO, **John Pierschbacher** Controller, and **Thomas Pohlman** President and **Colin Richey** Information Technology Technician

strategic plan **highlights**

Over the past two years, we have been working diligently on the initiatives outlined in our 2010-13 strategic plan. As our affiliate banks continue to develop strategies to grow and retain our customer base as well as enhance shareholder value, our strategic plan initiatives play an integral role. As we look back on 2011, valuable progress was made in three key areas of the strategic plan:

1. DESIGN, INTRODUCE AND MANAGE WEALTH MANAGEMENT SERVICES TO ASSIST AMES NATIONAL CORPORATION AND AFFILIATED BANKS WITH RELATIONSHIP GROWTH AND NEW CUSTOMER ACQUISITIONS.

   Progress: We introduced First Point Private Banking and Wealth Management as a strategy to enhance our position as a leader in providing financial services for every life stage. Most of the services offered through Private Banking and Wealth Management were previously offered in some form through Investment Services and the Trust Department, but through restructuring, we have designed a program tailor-made to meet the financial planning and wealth management needs of our customer base and the communities we serve. The way in which we have packaged the services is very unique to the market and has expanded the level of customer service.

1st First Point
Private Banking • Wealth Management

2. DEVELOP PROGRAMS AND ACTIVITIES TO ASSIST WITH THE RETENTION AND ATTRACTION OF RELATIONSHIPS WITH EXISTING AND POTENTIAL CUSTOMERS, INCLUDING MATCHING CUSTOMER NEEDS WITH PROFITABLE FINANCIAL SERVICES.

   Progress: As we proactively look for opportunities to attract and retain customers, providing the latest in technology is an important part of making banking convenient. One such service is the ability to access banking information from mobile devices. All affiliate banks announced the "triple play" which provides customers with text banking, web banking and apps for their mobile phones. Response to the new service has been excellent and we are pleased to offer yet another service that strengthens our customer relationships.


TEXT
WEB
APP

3. CREATE A LEADERSHIP PROGRAM TO IDENTIFY TALENTED EMPLOYEES AND EXPAND THEIR SKILL LEVEL TO POSITION THEM AS FUTURE COMPANY LEADERS.

   Progress: We kicked off ANC University on September 28, 2011. This nine-month leadership skills development program is designed to expand future company leaders' financial services knowledge base and provide a better understanding of our corporate structure and philosophy. As we continue to focus on future company leaders, this program offers core curriculum to build employee skills.


ANUC

Our focus on growth through acquisitions is another important area of the strategic plan. The recent purchase of two bank offices plays a key role as we work to expand our footprint in Iowa while maintaining our emphasis on profitable growth. Additional work continues on all ten strategic plan areas. This is just a sampling of the exciting work that is happening as we continue to grow Ames National Corporation and make a positive difference in the lives of our customers, employees and shareholders.

financial **highlights**

	2011	2010	% CHANGE
FOR THE YEAR			
PERFORMANCE			
Net Income	$13,921,000	$12,966,000	7.4%
Return on			
Average Assets	1.38%	1.40%	
Average Equity	10.82%	10.91%	
Efficiency Ratio	49.80%	50.12%	
PER COMMON SHARE DATA			
Basic Earnings	$1.48	$1.37	
Cash Dividends	$0.52	$0.44	
Dividend Payout Ratio	35.1%	32.1%	
AT DECEMBER 31			
BALANCE SHEET DATA			
Total Assets	$1,035,564,000	$962,975,000	7.5%
Total Loans	$438,651,000	$418,094,000	4.9%
Total Deposits	$818,705,000	$743,862,000	10.1%
Total Shareholders's Equity	$134,557,000	$121,363,000	10.9%
LOAN QUALITY			
Allowance for credit losses to total loans	1.77%	1.77%	
Net charge-offs/average outstanding loans	0.03%	0.19%	
Non performing loans to total loans ratio	1.81%	1.48%	
CAPITAL			
Tier 1 Risk-Based Capital Ratio	12.2%	12.5%	
Total Equity/Total Assets	13.0%	12.6%	
Dividend Yield	2.67%	2.03%	
Market Price per Share			
Closing	$19.50	$21.67	
High	$21.92	$22.84	
Low	$14.15	$16.61	

five-year performance record

FIVE-YEAR PERFORMANCE RECORD	2011	2010	2009	2008	2007
Return on Average Assets	1.38%	1.40%	1.02%	.74%	1.30%
Return on Average Equity	10.82%	10.91%	8.31%	5.89%	9.89%
Dividend Yield	2.67%	2.0%	1.9%	4.2%	5.5%
Efficiency Ratio	49.8%	50.1%	63.7%	67.2%	53.6%

FIVE-YEAR FINANCIAL HIGHLIGHTS

AVERAGE DEPOSITS


MILLIONS OF DOLLARS
$668 $663 $682 $717 $792
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2007 2008 2009 2010 2011

AVERAGE LOANS


MILLIONS OF DOLLARS
$454 $464 $434 $418 $431
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2007 2008 2009 2010 2011

AVERAGE TOTAL ASSETS


MILLIONS OF DOLLARS
$844 $858 $880 $929 $1009
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2007 2008 2009 2010 2011

EARNINGS PER SHARE


DOLLARS
$1.17 $0.67 $0.95 $1.37 $1.48
$1.60
$1.40
$1.20
$1.00
$.80
$.60
$.40
$.20
$.00
2007 2008 2009 2010 2011

BOOK VALUE PER SHARE


DOLLARS
$11.67 $11.01 $11.91 $12.87 $14.45
$14.50
$14.00
$13.50
$13.00
$12.00
$11.50
$11.00
$10.50
$10.00
2007 2008 2009 2010 2011

DECLARED DIVIDENDS PER SHARE


DOLLARS
$1.08 $1.12 $0.40 $0.44 $0.52
$1.20
$1.00
$.80
$.60
$.40
$.20
$.00
2007 2008 2009 2010 2011

affiliate **banks**



BOONE BANK & TRUST CO.

ORGANIZED: The former Boone State Bank & Trust Co., was organized in 1883. In 1992, the Bank was organized by the Company under a new state charter in connection with a purchase and assumption transaction, whereby Boone Bank & Trust Co. purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Co. in exchange for a cash payment.

FINANCIAL HIGHLIGHTS: As of December 31, 2011, Boone Bank had capital of $13,915,000 and 26 full-time equivalent employees. Boone Bank had net income for the years ended December 31, 2011, 2010 and 2009 of approximately $1,828,000, $1,736,000 and $1,473,000, respectively. Total assets as of December 31, 2011, 2010 and 2009 were approximately $118,345,000, $105,089,000 and $104,957,000, respectively.

LOCATIONS:

Main Office:
716 8th Street, Boone

Boone Branch Office:
1326 S. Story Street, Boone

CONTACT INFORMATION:

Phone: (515) 432-6200
Fax: (515) 432-3312
Web: www.boonebankiowa.com
Email: service@boonebankiowa.com

BOARD OF DIRECTORS: **Back Row, Left to Right:** *Robert L. Cramer, Richard D. Blomgren, Douglas C. Gustafson, DVM, Patrick J. McMullan*
Front Row, Left to Right: *William S. Zinnel, Thomas H. Pohlman, Jeffrey K. Putzier*



1ST FIRST NATIONAL BANK
AMES • ANKENY

ORGANIZED: The Bank was organized in 1903 and became a wholly-owned subsidiary of the Company in 1975 through a bank holding company reorganization, whereby those shareholders of First National exchanged all of their First National stock for stock in the Company.

FINANCIAL HIGHLIGHTS: As of December 31, 2011, First National had capital of $61,741,000 and 94 full-time equivalent employees. First National had net income for the years ended December 31, 2011, 2010 and 2009 of approximately $7,517,000, $6,869,000 and $5,309,000, respectively. Total assets as of December 31, 2011, 2010 and 2009 were approximately $560,753,000, $519,836,000 and $471,243,000, respectively.

LOCATIONS:

Main Office:
405 5th Street, Ames

University Office:
2330 Lincoln Way, Ames

North Grand Office:
2406 Grand Avenue, Ames

Ankeny Office:
1205 North Ankeny Blvd., Ankeny

CONTACT INFORMATION:

Phone: (515) 232-5561
Fax: (515) 232-5778
Web: www.FNBames.com
Email: info@FNBames.com

BOARD OF DIRECTORS: **Back Row, Left to Right:** *Betty A. Baudler Horras, James R. Larson, II, Warren R. Madden, Charles D. Jons and Terrill L. Wycoff*
Front Row, Left to Right: *Left to Right: David W. Benson, Scott T. Bauer, Thomas H. Pohlman and Lisa M. Eslinger*

ORGANIZED: The Bank was organized in 1928 and acquired by the Company in 1995 through a stock transaction, whereby those shareholders of Randall-Story State Bank exchanged all of their stock for stock in the Company.

FINANCIAL HIGHLIGHTS: As of December 31, 2011, Randall-Story Bank had capital of $9,896,000 and 13 full-time equivalent employees. Randall-Story Bank had net income for the years ended December 31, 2011, 2010 and 2009 of approximately $1,234,000, $1,144,000 and $888,000, respectively. Total assets as of December 31, 2011, 2010 and 2009 were approximately $91,279,000, $85,062,000 and $79,497,000, respectively.



RSB RANDALLSTORY STATE BANK

LOCATION:
606 Broad Street, Story City

CONTACT INFORMATION:
Phone: (515) 733-4396
Fax: (515) 733-2068
Web: www.randallstory.com
Email: info@randallstory.com

BOARD OF DIRECTORS: **Back Row, Left to Right:** *Cory K. Milbrandt, John P. Nelson, Steven D. Forth, Gary G. Vulgamott*
Front Row, Left to Right: *Harold E. Thompson, Elaine C. Tekippe, Richard J. Schreier*

ORGANIZED: The Bank was organized in 1939 and acquired by the Company in 1983 through a stock transaction, whereby those shareholders of State Bank exchanged all of their State Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS: As of December 31, 2011, State Bank had capital of $15,697,000 and 25 full-time equivalent employees. State Bank had net income for the years ended December 31, 2011, 2010 and 2009 of approximately $2,059,000, $2,465,000 and $1,462,000, respectively. Total assets as of December 31, 2011, 2010 and 2009 were approximately $148,839,000, $135,695,000 and $134,947,000, respectively.



STATE BANK & TRUST CO.

LOCATIONS:
Main Office:
1025 6th Street, Nevada
Colo Office:
405 Main Street, Colo

CONTACT INFORMATION:
Phone: (515) 382-2191
Fax: (515) 382-3826
Web: www.banksbt.com
Email: info@banksbt.com

BOARD OF DIRECTORS: **Back Row, Left to Right:** *James G. Frevert, Dan E. Johnson and Richard O. Parker*
Front Row, Left to Right: *Thomas H. Pohlman, Frederick C. Samuelson, Stephen C. McGill and Michelle R. Cassabaum*

ORGANIZED: The Bank was chartered as a national bank in June 2002.

FINANCIAL HIGHLIGHTS: As of December 31, 2011, United Bank had capital of $12,285,000 and 24 full-time equivalent employees. United Bank had net income for the years ended December 31, 2011, 2010 and 2009 of approximately $1,228,000, $1,205,000 and $387,000, respectively. Total assets as of December 31, 2011, 2010 and 2009 were approximately $107,555,000, $106,819,000 and $112,441,000, respectively.



UNITED BANK & TRUST

LOCATIONS:
Main Office:
2101 S. Center Street, Marshalltown
Courthouse Branch:
29 S. Center Street, Marshalltown

CONTACT INFORMATION:
Phone: (641) 753-5900
Fax: (641) 753-0800
Web: www.ubtna.com
Email: info@ubtna.com

BOARD OF DIRECTORS: **Back Row, Left to Right:** *Michael W. Bloom, John S. Wise and Thomas H. Pohlman*
Front Row, Left to Right: *Keith R. Brown, Larry A. Raymon, Kathy L. Baker, Curtis A. Hoff and Kevin L. Swartz*

stock & dividend **information**

MARKET PRICE & DIVIDEND INFORMATION

On February 29, 2012, the Company had approximately 477 shareholders and an estimated 983 beneficial owners whose shares were held in nominee titles through brokerage or other accounts. The Company's common stock is traded on the NASDAQ Capital Market under the symbol "ATLO." Trading in the Company's common stock is, however, relatively limited. The closing price of the Company's common stock was $21.65 on February 29, 2012.

Below is a summary of the Company's high and low sales price for the common stock on a per share basis during the last two years, based on information provided to and gathered by the Company on an informal basis. The comparison also outlines the Company's declared cash dividends during the past two years. The Company declared aggregate annual cash dividends in 2011 and 2010 of $4,876,000 and $4,150,000, respectively, or $0.52 per share in 2011 and $0.44 per share in 2010. In February 2012, the Company declared a cash dividend of $1,397,000 or $0.15 per share.

MARKET PRICE AND DIVIDEND TWO-YEAR COMPARISON

2011				2010			
	MARKET PRICE		CASH DIVIDENDS		MARKET PRICE		CASH DIVIDENDS
Quarter	High	Low	Declared	Quarter	High	Low	Declared
1st	$21.92	$17.13	$0.13	1st	$21.99	$17.00	$0.11
2nd	$19.25	$16.55	$0.13	2nd	$20.84	$17.26	$0.11
3rd	$18.75	$14.15	$0.13	3rd	$20.25	$16.61	$0.11
4th	$19.88	$15.25	$0.13	4th	$22.84	$18.90	$0.11

The decision to declare cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources and Regulatory Matters and in the Notes to the Company's Financial Statements included herein.

SELECTED FINANCIAL DATA

The following financial data of the Company for the five years ended December 31, 2007 through 2011 is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Annual Report.

(dollars in thousands, except per share amounts)	Years Ended December 31, 2011	2010	2009	2008	2007
STATEMENT OF INCOME DATA					
Interest income	$37,616	$37,294	$38,891	$45,514	$47,562
Interest expense	6,730	7,775	10,226	16,402	23,537
Net interest income	30,886	29,519	28,665	29,112	24,025
Provision (credit) for loan losses	533	664	1,558	1,313	(94)
Net interest income after provision (credit) for loan losses	30,353	28,855	27,107	27,799	24,119
Noninterest income (loss)	6,970	6,836	6,774	(3,111)	7,128
Noninterest expense	18,852	18,221	22,582	17,491	16,696
Income before provision for income tax	18,471	17,470	11,299	7,197	14,551
Provision for income tax	4,550	4,504	2,293	845	3,542
Net income	$13,921	$12,966	$9,006	$6,352	$11,009
DIVIDENDS AND EARNINGS PER SHARE DATA					
Cash dividends declared	$4,876	$4,150	$3,773	$10,564	$10,183
Cash dividends declared per share	$0.52	$0.44	$0.40	$1.12	$1.08
Basic and diluted earnings per share	$1.48	$1.37	$0.95	$0.67	$1.17
Weighted average shares outstanding	9,399,076	9,432,915	9,432,915	9,431,393	9,427,503
BALANCE SHEET DATA					
Total assets	$1,035,564	$962,975	$915,570	$858,141	$861,591
Net loans	438,651	418,094	415,434	452,880	463,651
Deposits	818,705	743,862	722,164	664,795	690,119
Stockholders' equity	134,557	121,363	112,340	103,837	110,021
Equity to assets ratio	12.99%	12.60%	12.27%	12.10%	12.77%
FIVE YEAR FINANCIAL PERFORMANCE					
Net income	$13,921	$12,966	$9,006	$6,352	$11,009
Average assets	1,009,231	928,610	880,057	857,705	843,788
Average stockholders' equity	128,679	118,889	108,412	107,794	111,371
Return on assets (net income divided by average assets)	1.38%	1.40%	1.02%	0.74%	1.30%
Return on equity (net income divided by average equity)	10.82%	10.91%	8.31%	5.89%	9.89%
Net interest margin (net interest income divided by average earning assets)	3.60%	3.74%	3.78%	3.94%	3.39%
Efficiency ratio (noninterest expense divided by noninterest income plus net interest income)	49.80%	50.12%	63.72%	67.27%	53.59%
Dividend payout ratio (dividends per share divided by net income per share)	35.14%	32.12%	42.11%	167.16%	92.31%
Dividend yield (dividends per share divided by closing year-end market price)	2.67%	2.03%	1.89%	4.22%	5.54%
Equity to assets ratio (average equity divided by average assets)	12.75%	12.80%	12.32%	12.57%	13.20%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY INFORMATION

Ames National Corporation (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100% of the stock of five banking subsidiaries consisting of two national banks and three state-chartered banks, as described below. All of the Company's operations are conducted in the State of Iowa and primarily within the central Iowa counties of Boone, Marshall, Polk and Story where the Company's banking subsidiaries are located. The Company does not engage in any material business activities apart from its ownership of its banking subsidiaries. The principal executive offices of the Company are located at 405 5th Street, Ames, Iowa 50010. The Company's telephone number is (515) 232-6251 and website address is www.amesnational.com.

The Company was organized and incorporated on January 21, 1975 under the laws of the State of Iowa to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa ("First National") located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co. ("State Bank") located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co. ("Boone Bank"), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Randall-Story State Bank ("Randall-Story Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA ("United Bank"), located in Marshalltown, Iowa. First National, State Bank, Boone Bank, Randall-Story Bank and United Bank are each operated as a wholly owned subsidiary of the Company. These five financial institutions are referred to in this report collectively as the "Banks" and individually as a "Bank".

The Banks' lending activities consist primarily of short-term and medium-term commercial real estate loans, residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and origination of mortgage loans for sale into the secondary market. The Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks and automated teller machine access. Four of the five Banks also offer trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, internal auditing services, human resources services and administration, compliance management, marketing assistance and coordination, loan review and support with respect to computer systems and related procedures.

OVERVIEW

The following discussion is provided for the consolidated operations of the Company and its Banks. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

The Company does not engage in any material business activities apart from its ownership of the Banks and the managing of its own bond, equity and loan portfolios. Products and services offered by the Banks are for commercial and consumer purposes, including loans, deposits and trust services. The Banks also offer investment services through a third-party broker-dealer. The Company employs eleven individuals to assist with financial reporting, human resources, marketing, audit, compliance, technology systems and the coordination of management activities, in addition to 182 full-time equivalent individuals employed by the Banks.

The Company's primary competitive strategy is to utilize seasoned and competent Bank management and local decision-making authority to provide customers with prompt response times and flexibility in the products and services offered. This strategy is viewed as providing an opportunity to increase revenues through the creation of a competitive advantage over other financial institutions. The Company also strives to remain operationally efficient to improve profitability while enabling the Banks to offer more competitive loan and deposit rates.

The principal sources of Company revenue are: (i) interest and fees earned on loans made by the Company and Banks; (ii) interest on fixed income investments held by the Company and the Banks; (iii) fees on trust services provided by those Banks exercising trust powers; (iv) service charges on deposit accounts maintained at the Banks; (v) gain on the sale of loans; and (vi) securities gains. The Company's principal expenses are: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) data processing costs associated with maintaining the Banks' loan and deposit functions; (iv) occupancy expenses for maintaining the Banks' facilities; and (v) FDIC insurance assessments. The largest component contributing to the Company's net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest bearing liabilities (primarily deposit accounts and other borrowings). One of management's principal functions is to manage the spread between interest earned on earning assets and interest paid on interest bearing liabilities in an effort to maximize net interest income while maintaining an appropriate level of interest rate risk.

The Company reported net income of $13,921,000 for the year ended December 31, 2011 compared to $12,966,000 and $9,006,000 reported for the years ended December 31, 2010 and 2009, respectively. This represents an increase in net income of 7.4% when comparing 2011 with 2010. The increase in net income in 2011 from 2010 was primarily the result of improved net interest income and lower FDIC insurance assessment, offset in part by higher salaries and benefits and other real estate owned costs. The increase in net income in 2010 from 2009 was primarily the result of improved net interest income, lower provision for loan losses and lower non-interest expense due to other real estate owned costs and FDIC insurance assessments. Earnings per share for 2011 were $1.48 compared to $1.37 in 2010 and $0.95 in 2009. All five Banks demonstrated profitable operations during 2011.

The Company's return on average equity for 2011 was 10.82% compared to 10.91% and 8.31% in 2010 and 2009, respectively, and the return on average assets for 2011 was 1.38% compared to 1.40% in 2010 and 1.02% in 2009. The decrease in return on average equity and assets when comparing 2011 to 2010 was primarily a result of increased average assets and equity. The increase in return on average equity and assets when comparing 2010 to 2009 was primarily a result of the increased net income.

The following discussion will provide a summary review of important items relating to:

- Challenges
- Industry Results
- Income Statement Review
- Liquidity and Capital Resources
- Inflation
- Performance Graph
- Key Performance Indicators
- Critical Accounting Policies
- Balance Sheet Review
- Interest Rate Risk
- Forward-Looking Statements
- Asset Quality Review and Credit Risk Management

CHALLENGES

Management has identified certain events or circumstances that may negatively impact the Company's financial condition and results of operations in the future and is attempting to position the Company to best respond to those challenges.

- Interest rates are likely to increase as the economy continues its gradual recovery and an increasing interest rate environment may present a challenge to the Company. Increases in interest rates may negatively impact the Company's net interest margin if interest expense increases more quickly than interest income. The Company's earning assets (primarily its loan and investment portfolio) have longer maturities than its interest bearing liabilities (primarily deposits and other borrowings); therefore, in a rising interest rate environment, interest expense may increase more quickly than interest income as the interest bearing liabilities reprice more quickly than earning assets. In response to this challenge, the Banks model quarterly the changes in income that would result from various changes in interest rates. Management believes Bank earning assets have the appropriate maturity and repricing characteristics to optimize earnings and the Banks' interest rate risk positions.

- The Company's market in central Iowa has numerous banks, credit unions, and investment and insurance companies competing for similar business opportunities. This competitive environment will continue to put downward pressure on the Banks' net interest margins and thus affect profitability. Strategic planning efforts at the Company and Banks continue to focus on capitalizing on the Banks' strengths in local markets while working to identify opportunities for improvement to gain competitive advantages.

- Loans amounted to $438.7 million and $418.1 million as of December 31, 2011 and 2010, respectively. The loan portfolio increased 4.9% during the year ended December 31, 2011. The increase in the loan portfolio is primarily due to increases in the commercial and one-to-four family real estate loan portfolios. A decline in the loan portfolio would have a negative impact on the Company's earnings for the year.

- The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated over the past several years and contributed to the Company's level of non-performing loans, other real estate owned and related costs in 2011 and 2010. In 2011 and 2010, there were no significant additional impaired real estate development loans in the Des Moines market. Presently, the Company has $2.2 million in impaired loans with two Des Moines development companies with specific reserves totaling $165,000. The Company has additional customer relationships with real estate developers in the Des Moines area that may become impaired in the future if economic conditions do not improve or become worse. The Company has a limited number of such credits and is actively engaged with the customers to minimize credit risk.

- Other real estate owned amounted to $9.5 million and $10.5 million as of December 31, 2011 and 2010, respectively. Other real estate owned costs amounted to $434,000, $95,000 and $4,048,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Management obtains independent appraisals or performs evaluations to determine that these properties are carried at the lower of the new cost basis or fair value less cost to sell. It is at least reasonably possible that change in fair values will occur in the near term and that such changes could have a negative impact on the Company's earnings.

- The FDIC imposes an assessment against all depository institutions for deposit insurance. The FDIC has the authority to increase insurance assessments. FDIC insurance assessments amounted to $739,000, $1,120,000 and $1,675,000 for the years ended December 31, 2011, 2010 and 2009, respectively. In 2011, 92 banks failed compared to 161 bank failures in 2010 and 140 in 2009. An increase in FDIC deposit assessments will have a negative impact on the Company's earnings.

- The Company operates in a highly regulated environment and is subject to extensive regulation, supervision and examination. The compliance burden and impact on the Company's operations and profitability with respect to the Dodd-Frank Act are currently unknown, as the Dodd-Frank Act delegates to various federal agencies the task of implementing its many provisions through regulation. Hundreds of new federal regulations, studies and reports addressing all of the major areas of the new law, including the regulation of financial institutions and their holding companies, will be required, ensuring that federal rules and policies in this area will be further developing for months and years to come. Based on the provisions of the Dodd-Frank Act and anticipated implementing regulations, it is highly likely that financial institutions as well as their holding companies will be subject to significantly increased regulation and compliance obligations that expose them to noncompliance risk and consequences. The Bureau of Financial Consumer Protection ("BCFP") has broad rulemaking authority to administer and carry out the purposes and objectives of the new federal consumer protection laws, and to prevent "evasions thereof," with respect to all financial institutions that offer financial products and services to consumers. The BCFP is also authorized to prescribe rules, applicable to any covered person or service provider, identifying and prohibiting acts or practices that are "unfair, deceptive, or abusive" in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service ("UDAP authority"). The full reach and impact of the BCFP's broad new rulemaking powers and UDAP authority on the operations of financial institutions offering consumer financial products or services is currently unknown. Notwithstanding, insured depository institutions with assets of $10 billion or less will continue to be supervised and examined by their primary federal regulators, rather than the BCFP, with respect to compliance with the federal consumer protection laws. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including but not limited to the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of restrictions on activities, regulatory policy, regulations, or legislation, including but not limited to changes in the regulations governing banks, could have a material impact on the Company's operations. It is unknown at this time to what extent legislation will be passed into law or regulatory proposals will be adopted, or the effect that such passage or adoption will have on the banking industry or the Company. Applicable laws and regulations may change, and there is no assurance that such changes will not adversely affect the Company's business.

KEY PERFORMANCE INDICATORS

Certain key performance indicators for the Company and the industry are presented in the following chart. The industry figures are compiled by the Federal Deposit Insurance Corporation (FDIC) and are derived from 7,357 commercial banks and savings institutions insured by the FDIC. Management reviews these indicators on a quarterly basis for purposes of comparing the Company's performance from quarter to quarter against the industry as a whole.

Selected Indicators for the Company and the Industry

	Year Ended December 31,					
	2011		2010		2009	
	COMPANY	INDUSTRY	COMPANY	INDUSTRY	COMPANY	INDUSTRY
Return on assets	1.38%	0.88%	1.40%	0.66%	1.02%	0.09%
Return on equity	10.82%	7.86%	10.91%	5.99%	8.31%	0.90%
Net interest margin	3.60%	3.60%	3.74%	3.76%	3.78%	3.47%
Efficiency ratio	49.80%	61.37%	50.12%	57.22%	63.72%	55.53%
Capital ratio	12.75%	9.09%	12.80%	8.90%	12.32%	8.65%

Key performance indicators include:

Return on Assets: This ratio is calculated by dividing net income by average assets. It is used to measure how effectively the assets of the Company are being utilized in generating income. The Company's return on assets ratio is higher than that of the industry, primarily as a result of the Company's lower provision for loan losses and non-interest expense relative to the industry.

Return on Equity: This ratio is calculated by dividing net income by average equity. It is used to measure the net income or return the Company generated for the shareholders' equity investment in the Company. The Company's return on equity ratio is higher than the industry primarily as a result of the Company's lower provision for loan losses and non-interest expense relative to the industry.

Net Interest Margin: This ratio is calculated by dividing net interest income by average earning assets. Earning assets consist primarily of loans and investments that earn interest. This ratio is used to measure how well the Company is able to maintain interest rates on earning assets above those of interest-bearing liabilities, which is the interest expense paid on deposit accounts and other borrowings. The Company's net interest margin is comparable to that of the industry.

Efficiency Ratio: This ratio is calculated by dividing noninterest expense by net interest income and noninterest income. The ratio is a measure of the Company's ability to manage noninterest expenses. The Company's efficiency ratio is lower than the industry average. The Company's efficiency ratio is lower than the industry primarily as a result of the Company's lower non-interest expense.

Capital Ratio: The capital ratio is calculated by dividing average total equity capital by average total assets. It measures the level of average assets that are funded by shareholders' equity. Given an equal level of risk in the financial condition of two companies, the higher the capital ratio, generally the more financially sound the company. The Company's capital ratio is significantly higher than the industry average.

INDUSTRY RESULTS

The FDIC Quarterly Banking Profile reported the following results for the fourth quarter of 2011:

QUARTERLY NET INCOME POSTS TENTH CONSECUTIVE YEAR-OVER-YEAR GAIN

Lower provisions for loan losses, reflecting an improving trend in asset quality, lifted fourth-quarter net income of FDIC-insured commercial banks and savings institutions. Fourth-quarter earnings totaled $26.3 billion, an increase of $4.9 billion (23.1%) compared with the same period of 2010. The year-over-year improvement in profits comprised a majority of insured institutions. Almost two out of every three banks (63.2%) reported higher quarterly net income than a year ago, and only 18.9% were unprofitable, compared with 27.1% in fourth quarter 2010. The average return on assets (ROA) rose to 0.76%, from 0.64% a year earlier.

EARNINGS BENEFIT FURTHER FROM LOWER PROVISIONS FOR LOAN LOSSES

Insured institutions set aside $19.5 billion in provisions for loan losses in the fourth quarter, a decline of $13.1 billion (40.1%) from fourth quarter 2010. Provisions represented 12.1% of the industry's net operating revenue (the sum of net interest income and total noninterest income), down from 19.7% a year ago, and well below the 51.7% peak level in this cycle registered in fourth quarter 2008. Loss provisions have fallen, year over year, for nine consecutive quarters. The trend of reduced provisioning was relatively broad: more than half of all institutions (54.6%) reported lower quarterly provisions than a year ago.

OVERALL REVENUES CONTINUE TO EXHIBIT WEAKNESS

For the third time in the last four quarters, net operating revenue posted a year-over-year decline. The $3.8 billion (2.3%) drop was caused by a $4.4 billion (7.4%) reduction in noninterest income. Gains on loan sales were $1.9 billion (53%) below the level of a year ago, servicing income was $1.4 billion (29.9%) lower, and trading income fell by $812 million (23.5%). Increases in the market values of some large bank liabilities produced accounting losses in the fourth quarter that reversed some of the related gains in noninterest income that occurred in third quarter 2011.1 Net interest income increased year over year for the first time in four quarters, rising by $609 million (0.6%).

FULL-YEAR NET INCOME RISES TO FIVE-YEAR HIGH

For all of 2011, net income totaled $119.5 billion, an increase of $34 billion (39.8%) from full-year 2010 earnings. This is the highest annual net income total since the industry earned $145.2 billion in 2006. More than two out of every three banks (66.9%) reported improved earnings in 2011, and only 15.5% reported a net loss for the year. In 2010, 22.1% of all banks reported full-year net losses. The average ROA was 0.88%, up from 0.65% in 2010. The improvement in full-year net income was made possible by an $81.1 billion reduction in loan loss provisions.

FULL-YEAR OPERATING REVENUES ARE LOWER THAN IN 2010

Both net interest income and noninterest income were lower than in 2010, as full-year net operating revenue declined for only the second time since 1938 (the only other decline occurred in 2008). Net interest income posted its first full-year decline since 1971, falling by $7.5 billion (1.7%). The average net interest margin in 2011 was 3.6%, down from 3.76% in 2010. Interest-bearing assets increased by 4.4% in 2011, but more than a third of this growth (35.7%) consisted of low-yielding balances with Federal Reserve Banks. Total noninterest income fell for a second consecutive year and the fourth time in the last five years, declining by $5.3 billion (2.3%). Income from trust operations and trading income were higher than in 2010 (by $1.6 billion and $2.2 billion, respectively), but these improvements were outweighed by lower servicing income (down $8 billion), reduced gains on loan sales (down $4.8 billion), and lower income from service charges on deposit accounts, which fell by $2.1 billion (5.9%). Realized gains on securities and other assets were $3.6 billion (39.5%) lower than in 2010. Insured institutions paid $77.9 billion in dividends during 2011, an increase of $24 billion (44.5%) from 2010, but below the record level of $110.3 billion paid out in 2007.

LOAN LOSSES FALL TO LOWEST LEVEL IN 15 QUARTERS

Net charge-offs totaled $25.4 billion in the fourth quarter, a decline of $17.1 billion (40.2%) from a year ago. The fourth-quarter total represents the lowest level for quarterly charge-offs since first quarter 2008. This is the sixth consecutive quarter in which charge-offs have posted a year-over-year decline. Improvements occurred across all major loan types. The largest declines were in credit cards (down $5.4 billion, or 42.2%), real estate construction and land development loans (down $3.3 billion, or 62.4%), residential mortgage loans (down $2.4 billion, or 31.8%) and loans to commercial and industrial (C&I) borrowers (down $2 billion, or 43.5%).

NONCURRENT LOAN BALANCES DECLINE IN MOST MAJOR LOAN CATEGORIES

The amount of loan balances that were noncurrent (90 days or more past due or in nonaccrual status) declined for the seventh quarter in a row, falling by $4.3 billion (1.4%). The decline was led by real estate construction and land development loans, where noncurrent balances fell by $4.9 billion (13.2%), C&I loans, where noncurrents declined by $1.8 billion (9.5%), and nonfarm nonresidential real estate loans, where noncurrent balances fell by $1.6 billion (4%). The only significant increase in noncurrent loans occurred in residential mortgage portfolios, where noncurrent balances rose by $5.2 billion (3.1%). This increase reflected the addition of $6.3 billion in rebooked "GNMA loans" that were 90 days or more past due.

REDUCTIONS IN RESERVES CONTINUE TO TRACK DECLINES IN NONCURRENT LOANS

Loan-loss reserves fell for a seventh consecutive quarter, declining by $6.3 billion (3.2%), as net charge-offs of $25.4 billion exceeded loss provisions of $19.5 billion. As has been the case throughout the recent period of reserve reductions, most of the declines have been concentrated among large institutions. Half of all banks increased their reserves during the fourth quarter, whereas 70% of the 50 largest banks reduced their reserves. The industry's "coverage ratio" of reserves to noncurrent loans and leases declined slightly, from 63.7% to 62.5% during the quarter.

EQUITY CAPITAL REGISTERS A SMALL DECLINE

Lower unrealized gains on available-for-sale securities and other financial instruments contributed to a $7.7 billion (0.5%) decline in the industry's total equity capital during the fourth quarter. Unrealized gains are not included in regulatory capital, and tier 1 leverage capital increased by $2.4 billion (0.2%). This is the smallest quarterly increase in leverage capital in the past 13 quarters. Retained earnings contributed $3.7 billion to capital growth in the quarter, as banks paid $22.6 billion of their $26.3 billion in quarterly earnings in dividends.

LOAN BALANCES POST LARGEST REAL GROWTH IN FOUR YEARS

Total assets of insured institutions increased by $76.1 billion (0.6%) in the fourth quarter, as loan balances rose by $130.1 billion (1.8%). This is the third consecutive quarter in which total loan balances have increased and, apart from first quarter 2010 when accounting rule changes caused a $221 billion increase in reported balances, it represents the largest quarterly increase since fourth quarter 2007.[3] As in the prior two quarters, overall loan growth was led by C&I loans, which rose by $62.8 billion (4.9%), accounting for almost half of the total increase in loans and leases during the quarter. C&I loans have increased in each of the last six quarters. Additionally, C&I loans to small businesses (C&I loans in original amounts of $1 million or less) increased by $2.8 billion (1%). This is the first time in the seven quarters for which data on quarterly changes in these loans are available that small C&I loan balances have increased. Residential mortgage loans increased by $26 billion (1.4%), following a $23.6 billion increase in the third quarter. Credit card balances posted a seasonal increase of $21.3 billion (3.2%). Real estate construction and development loans declined for a 15th consecutive quarter, falling by $14.7 billion (5.8%). Investment securities portfolios increased by $61.6 billion (2.2%), with mortgage-backed securities rising by $45.0 billion (2.8%), and state, county, and municipal securities increasing by $13.3 billion (6.5%). Assets in trading accounts declined by $36 billion (4.8%), while interest-bearing balances due from depository institutions fell by $34.9 billion (3.3%).

MONEY CONTINUES TO FLOW INTO FULLY INSURED DEPOSIT ACCOUNTS

Deposit balances registered strong growth for a sixth consecutive quarter, as large-denomination transaction accounts that offer unlimited insurance coverage through the end of 2012 continue to attract new depositors. Total deposits at insured institutions increased by $183.2 billion (1.8%). Over the last six quarters, deposits at FDIC-insured institutions have risen by more than $1 trillion. Most of the growth has consisted of large-denomination noninterest-bearing transaction deposits that are fully insured until the end of 2012. Balances in these accounts increased by $191.2 billion (13.7%) during the fourth quarter, and totaled $1.58 trillion at the end of the year. In contrast, nondeposit liabilities declined by $99.5 billion (4.5%), while deposits in foreign offices fell by $66.6 billion (4.5%).

"PROBLEM LIST" SHRINKS FOR THIRD CONSECUTIVE QUARTER

The number of institutions reporting financial results fell from 7,437 to 7,357 in the fourth quarter. During the quarter, 54 institutions were merged into other institutions, and 18 insured institutions failed. There were two institutions whose December financial reports had not been received at the time this publication was prepared. The number of institutions on the FDIC's "Problem List" declined from 844 to 813 during the quarter, and total assets of "problem" institutions fell from $339 billion to $319.4 billion. For the full year, the number of reporting institutions declined by 314, as 3 new reporters were added, 92 institutions failed, and 198 were absorbed by mergers. During 2011, the number of full-time-equivalent employees at insured institutions increased from 2,088,579 to 2,107,976.

CRITICAL ACCOUNTING POLICIES

The discussion contained in this Item 7 and other disclosures included within this Annual Report are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" accompanying the Company's audited financial statements. Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified the allowance for loan losses, valuation of other real estate owned and the assessment of other-than-temporary impairment for certain financial instruments to be the Company's most critical accounting policies.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses that is treated as an expense and charged against earnings. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem loans. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or lesser than future charge-offs. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

For further discussion concerning the allowance for loan losses and the process of establishing specific reserves, see the section of this Annual Report entitled "Asset Quality Review and Credit Risk Management" and "Analysis of the Allowance for Loan Losses."

OTHER REAL ESTATE OWNED

Real estate properties acquired through or in lieu of foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell and any subsequent write-downs are charged to operations. Impairment losses on property to be held and used are measured as the amount by which the carrying amounts of the property exceeds its fair value less costs to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

OTHER-THAN-TEMPORARY IMPAIRMENT OF INVESTMENT SECURITIES

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are generally reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the intent to sell the investment securities and the more likely than not requirement that the Company will be required to sell the investment securities prior to recovery (2) the length of time and the extent to which the fair value has been less than cost and (3) the financial condition and near-term prospects of the issuer. Due to potential changes in conditions, it is at least reasonably possible that changes in management's assessment of other-than-temporary impairment will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

INCOME STATEMENT REVIEW

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.

AVERAGE BALANCES AND INTEREST RATES

The following two tables are used to calculate the Company's net interest margin. The first table includes the Company's average assets and the related income to determine the average yield on earning assets. The second table includes the average liabilities and related expense to determine the average rate paid on interest bearing liabilities. The net interest margin is equal to the interest income less the interest expense divided by average earning assets. Refer to the net interest income discussion following the tables for additional detail.

ASSETS

(dollars in thousands)	2011			2010			2009		
	AVERAGE BALANCE	REVENUE/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	REVENUE/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	REVENUE/ EXPENSE	YIELD/ RATE
Interest-earning assets									
Loans (1)									
Commercial	$75,954	$3,951	5.20%	$68,905	$3,869	5.61%	$68,677	$3,535	5.15%
Agricultural	44,866	2,491	5.55%	41,941	2,443	5.82%	36,351	2,196	6.04%
Real estate	289,586	16,041	5.54%	284,515	16,542	5.81%	304,362	18,074	5.94%
Consumer and other	20,962	1,117	5.33%	22,327	1,207	5.41%	25,078	1,407	5.61%
Total loans (including fees)	431,368	23,600	5.47%	417,688	24,061	5.76%	434,468	25,212	5.80%
Investment securities									
Taxable	262,894	6,993	2.66%	239,853	6,965	2.90%	203,735	7,967	3.91%
Tax-exempt (2)	221,679	10,077	4.55%	183,541	8,875	4.84%	151,340	7,991	5.28%
Total investment securities	484,573	17,070	3.52%	423,394	15,840	3.74%	355,075	15,958	4.49%
Interest bearing deposits and federal funds sold	39,257	466	1.19%	32,130	489	1.52%	41,645	499	1.20%
Total interest-earning assets	955,198	$41,136	4.31%	873,212	40,390	4.63%	831,189	41,669	5.01%
Noninterest-earning assets									
Cash and due from banks	18,065			19,544			20,720		
Premises and equipment, net	11,421			11,718			12,216		
Other, less allowance for loan losses	24,547			24,136			15,932		
Total noninterest-earning assets	54,033			55,398			48,868		
TOTAL ASSETS	$1,009,231			$928,610			$880,057		

(1) Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.

(2) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental tax rate of 35%.

AVERAGE BALANCES AND INTEREST RATES (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

(dollars in thousands)	2011			2010			2009		
	AVERAGE BALANCE	REVENUE/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	REVENUE/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	REVENUE/ EXPENSE	YIELD/ RATE
Deposits									
Savings, NOW accounts, and money markets	$436,419	$1,278	0.29%	$386,010	$1,369	0.35%	$355,504	$1,650	0.46%
Time deposits > $100,000	103,175	1,620	1.57%	89,290	1,651	1.85%	84,786	2,290	2.70%
Time deposits < $100,000	140,894	2,415	1.71%	147,453	3,076	2.09%	157,749	4,488	2.84%
Total deposits	680,488	5,313	0.78%	622,753	6,096	0.98%	598,040	8,428	1.41%
Other borrowed funds	83,085	1,417	1.70%	87,758	1,679	1.91%	83,841	1,798	2.14%
Total interest-bearing liabilities	763,573	6,730	0.88%	710,511	7,775	1.09%	681,881	10,226	1.50%
Noninterest-bearing liabilities									
Demand deposits	111,530			94,286			84,245		
Other liabilities	5,449			4,924			5,519		
Stockholders' equity	128,679			118,889			108,412		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,009,231			$928,610			$880,057		
Net interest income		$34,406	3.60%		$32,615	3.74%		$31,443	3.78%
Spread Analysis									
Interest income/average assets		$41,136	4.08%		$40,390	4.35%		$41,669	4.73%
Interest expense/average assets		6,730	0.67%		7,775	0.84%		10,226	1.16%
Net interest income/average assets		34,406	3.41%		32,615	3.51%		31,443	3.57%

RATE AND VOLUME ANALYSIS

The rate and volume analysis is used to determine how much of the change in interest income or expense is the result of a change in volume or a change in interest rate. For example, real estate loan interest income decreased $501,000 in 2011 compared to 2010. Increased volume of real estate loans increased income in 2011 by $287,000 and lower interest rates decreased interest income in 2011 by $788,000.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volume and rates.

(dollars in thousands)	2011 Compared to 2010			2010 Compared to 2009		
	VOLUME	RATE	TOTAL (1)	VOLUME	RATE	TOTAL (1)
Interest income						
Loans						
Commercial	$378	$(296)	$82	$12	$322	$334
Agricultural	165	(117)	48	329	(82)	247
Real estate	287	(788)	(501)	(1,147)	(385)	(1,532)
Consumer and other	(73)	(17)	(90)	(151)	(49)	(200)
Total loans (including fees)	757	(1,218)	(461)	(957)	(194)	(1,151)
Investment securities						
Taxable	634	(606)	28	1,267	(2,269)	(1,002)
Tax-exempt	1,759	(557)	1,202	1,592	(708)	884
Total investment securities	2,393	(1,163)	1,230	2,859	(2,977)	(118)
Interest bearing deposits and federal funds sold	96	(119)	(23)	(127)	117	(10)
Total interest-earning assets	3,246	(2,500)	746	1,775	(3,054)	(1,279)
Interest-bearing liabilities						
Deposits						
Savings, NOW accounts, and money markets	161	(252)	(91)	132	(413)	(281)
Time deposits < $100,000	238	(269)	(31)	116	(755)	(639)
Time deposits > $100,000	(130)	(531)	(661)	(279)	(1,133)	(1,412)
Total deposits	269	(1,052)	(783)	(31)	(2,301)	(2,332)
Other borrowed funds	(85)	(177)	(262)	81	(200)	(119)
Total interest-bearing liabilities	184	(1,229)	(1,045)	50	(2,501)	(2,451)
Net interest income-earning assets	$3,062	$(1,271)	$1,791	$1,725	$(553)	$1,172

(1) The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

NET INTEREST INCOME

The Company's largest contributing component to net income is net interest income, which is the difference between interest earned on earning assets and interest paid on interest bearing liabilities. The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Refer to the tables preceding this paragraph for additional detail. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2011, 2010 and 2009, the Company's net interest margin was 3.60%, 3.74% and 3.78%, respectively.

Net interest income during 2011, 2010 and 2009 totaled $30,886,000, $29,519,000 and $28,665,000, respectively, representing a 5% increase in 2011 compared to 2010 and a 3% increase in 2010 from 2009. Net interest income increased in 2011 as compared to 2010 due primarily to increases in average interest-earning assets and lower rates on deposits, offset in part by declines in yields on loans and investments. Net interest income increased in 2010 as compared to 2009 due primarily to increases in average interest-earning assets, offset in part by yields on investments declining more than yields on deposits.

The high level of competition in the local markets will continue to put downward pressure on the net interest margin of the Company. Currently, the Company's largest market, Ames, Iowa, has ten banks, one thrift, six credit unions and several other financial investment companies. Multiple banks are also located in the Company's other communities creating similarly competitive environments.

PROVISION FOR LOAN LOSSES

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company's provision for loan losses for the year ended December 31, 2011 was $533,000 compared to $664,000 for the previous year. The lower provision for loan losses in 2011 as compared to 2010 was due primarily to lower net charge offs, offset in part by a higher provision for loan losses on impaired loans for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The Company's provision for loan losses for the year ended December 31, 2010 was $664,000 compared to $1,558,000 for the previous year. The lower provision for loan losses in 2010 as compared to 2009 was due primarily to a lower provision for loan losses on impaired loans for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Refer to the "Asset Quality and Credit Risk Management" discussion for additional details with regard to loan loss provision expense.

Management believes the allowance for loan losses is adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

NONINTEREST INCOME AND EXPENSE

Total noninterest income is comprised primarily of fee-based revenues from trust and agency services, bank-related service charges on deposit activities, net securities gains, merchant and ATM fees related to electronic processing of merchant and cash transactions and gain on the sale of loans held for sale.

Noninterest income during the years ended 2011, 2010 and 2009 totaled $6,970,000, $6,836,000 and $6,774,000, respectively. The higher non-interest income in 2011 as compared to 2010 related primarily to gain on the sale of loans held for sale and trust services income, offset in part by decreases in service fees. The increase in gain on sale of loans held for sale is due primarily to increased loan origination volume. The increase in trust department income was due primarily to increases in the number of customer relationships and income related to improving fair values for fee based managed assets. The decrease in service charges was primarily due to lower overdraft fees due in part to regulatory changes associated with the Dodd-Frank Act. The slightly higher non-interest income in 2010 as compared to 2009 related primarily to higher trust services income and merchant and ATM fees, offset in part by decreases in service fees and security gains. Trust income increases are due primarily to increases in the customer base. Increase in merchant and ATM fees are due primarily to increase in usage. Decreases in service fees are due in part to regulatory changes associated with overdraft fees. Excluding securities gains in 2011 and 2010, noninterest income increased 1.4% in 2011 as compared to 2010. Excluding securities gains in 2010 and 2009, noninterest income increased 4.4% in 2010 as compared to 2009.

Noninterest expense for the Company consists of all operating expenses other than interest expense on deposits and other borrowed funds. Historically, the Company has not had any material expenses relating to discontinued operations, extraordinary losses or adjustments from a change in accounting principles. Salaries and employee benefits are the largest component of the Company's operating expenses and comprise 62% of noninterest expenses in 2011.

Noninterest expense during the years ended 2011, 2010 and 2009 totaled $18,852,000, $18,221,000 and $22,582,000, respectively, representing a 3.5% increase in 2011 compared to a 19.3% decrease in 2010. The primary reason for the increase in 2011 was higher salaries and employee benefit costs and other real estate owned costs, offset in part by a decrease in FDIC insurance assessments. The higher salaries and employee benefit costs are primarily due to normal salary increases, higher incentive pay and one time personnel costs. The higher 2011 other real estate owned costs are primarily due to impairment write downs. The lower FDIC insurance assessments are due primarily to lower assessment rates. The primary reason for the decrease in 2010 was the decreases in other real estate owned costs, due primarily to impairment write downs in 2009, and the decrease in FDIC insurance assessment, due to a one-time special assessment in 2009 and lower assessment rates in 2010. The percentage of noninterest expense to average assets was 1.87% in 2011, compared to 1.96% and 2.57% during 2010 and 2009, respectively.

PROVISION FOR INCOME TAXES

The provision for income taxes for 2011, 2010 and 2009 was $4,550,000, $4,504,000 and $2,293,000, respectively. This amount represents an effective tax rate of 25% during 2011, compared to 26% and 20% for 2010 and 2009, respectively. The Company's marginal federal income tax rate is currently 35%. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

BALANCE SHEET REVIEW

The Company's assets are comprised primarily of loans and investment securities. Average earning asset maturity or repricing dates are less than five years for the combined portfolios as the assets are funded for the most part by short term deposits with either immediate availability or less than one year average maturities. This exposes the Company to risk with regard to changes in interest rates that are more fully explained in Item 7A of this Annual Report "Quantitative and Qualitative Disclosures about Market Risk".

Total assets increased to $1,035,564,000 in 2011 compared to $962,975,000 in 2010, a 7.5% increase. The increase in assets was due primarily to an increase in securities available-for-sale and loans, funded primarily by a growth in deposits.

LOAN PORTFOLIO

Net loans as of December 31, 2011 totaled $438,651,000, an increase of 4.9% from the $418,094,000 as of December 31, 2010. The increase in loan volume occurred despite a continuing weakness in loan demand in some sectors of the economy. Loans are the primary contributor to the Company's revenues and cash flows. The average yield on loans was 195 and 202 basis points higher in 2011 and 2010, respectively, in comparison to the average tax-equivalent investment portfolio yields.

TYPES OF LOANS

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 2011.

(dollars in thousands)	2011	2010	2009	2008	2007
Real Estate					
Construction	$23,631	$19,597	$22,864	$35,326	$46,568
1-4 family residential	94,262	88,933	91,673	95,988	104,762
Commercial	147,500	139,370	141,741	153,366	147,023
Agricultural	32,503	31,931	30,788	33,547	33,684
Commercial	75,958	78,173	69,031	76,653	78,616
Agricultural	52,179	45,630	42,356	40,324	36,133
Consumer and other	20,754	22,052	24,693	24,528	22,782
Total loans	446,787	425,686	423,146	459,732	469,568
Deferred loan fees, net	231	71	60	72	137
Total loans net of deferred fees	$446,556	$425,615	$423,086	$459,660	$469,431

The Company's loan portfolio consists of real estate loans, commercial loans, agricultural loans and consumer loans. As of December 31, 2011, gross loans totaled approximately $447 million, which equals approximately 54.6% of total deposits and 43.1% of total assets. The Company's peer group (consisting of 303 bank holding companies with total assets of $1 billion to $3 billion) loan to deposit ratio as of September 30, 2011 was a much higher 77%. The primary factor relating to the lower loan to deposit ratio for the Company compared to peer group averages is a more conservative underwriting philosophy. As of December 31, 2011, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years, with the Company's loan policy permitting a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is given to contractors to construct commercial buildings and these loans generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Commercial loans consist primarily of loans to businesses for various purposes, including revolving lines to finance current operations, floor-plans, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities for area producers.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk and the amount and maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan. The Banks follow a loan policy, which has been approved by both the board of directors of the Company and the Banks, and is overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' board of directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Credit limits generally vary according to the type of loan and the individual loan officer's experience. Loans to any one borrower are limited by applicable state and federal banking laws.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES AS OF DECEMBER 31, 2011

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After ten years	Total
Real Estate				
Construction	$14,963	$7,663	$1,005	$23,631
1-4 family residential	24,704	33,784	35,774	94,262
Commercial	35,440	84,577	27,483	147,500
Agricultural	5,524	10,983	15,996	32,503
Commercial	34,550	38,151	3,257	75,958
Agricultural	36,118	14,849	1,212	52,179
Consumer and other	5,686	10,113	4,955	20,754
Total loans	$156,985	$200,120	$89,682	$446,787

	After one year but within five years	After five years
Loan maturities after one year with:		
Fixed rates	$153,677	$81,763
Variable rates	46,443	7,919
	$200,120	$89,682

LOANS HELD FOR SALE

Mortgage origination funding awaiting delivery to the secondary market totaled $1,213,000 and $1,993,000 as of December 31, 2011 and 2010, respectively. Residential mortgage loans are originated by the Banks and sold to several secondary mortgage market outlets based upon customer product preferences and pricing considerations. The mortgages are sold in the secondary market to eliminate interest rate risk and to generate secondary market fee income. It is not anticipated at the present time that loans held for sale will become a significant portion of total assets.

INVESTMENT PORTFOLIO

Total investments as of December 31, 2011 were $508,625,000, an increase of $38.7 million or 8.2% from the prior year end. As of December 31, 2011 and 2010, the investment portfolio comprised 49% of total assets.

The following table presents the fair values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2011, 2010 and 2009, respectively. This portfolio provides the Company with a significant amount of liquidity.

(dollars in thousands)	2011	2010	2009
U.S. treasury securities	$-	$503	$525
U.S. government agencies	63,200	87,412	106,640
U.S. government mortgage-backed securities	159,855	127,349	101,590
State and political subdivisions	259,393	228,373	178,052
Corporate bonds	20,387	20,372	24,300
Equity securities	5,790	5,898	7,548
Total	$508,625	$469,907	$418,655

Investments in states and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.

The equity securities portfolio consisted primarily of financial and utility stocks and other required stocks as of December 31, 2011, 2010, and 2009.

During the year ended December 31, 2011, the Company did not recognize any other-than-temporary impairment charges in the securities available-for-sale portfolio. Management believes that there are no additional other-than-temporary impairments in the securities available-for-sale portfolio at December 31, 2011; however, it is possible that the Company may incur impairment losses in 2012.

As of December 31, 2011, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10% of consolidated stockholders' equity.

The Company's securities available-for-sale portfolio is carried at fair value, with fair value being defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

The valuation techniques used are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risk); or inputs derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Other securities available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the terms and conditions, among other things.

The Company reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. In general, the Company does not purchase investment portfolio securities that are esoteric or that have a complicated structure. The Company's entire portfolio consists of traditional investments, nearly all of which are federal agency or mortgage pass-through securities, general obligation or revenue based municipal bonds or corporate bonds. Equity securities consist of FHLB and FRB stock. Pricing for such instruments is fairly generic and is easily obtained. From time to time, the Company will validate, on a sample basis, prices supplied by the independent pricing service by comparison to prices obtained from third-party sources.

INVESTMENT MATURITIES AS OF DECEMBER 31, 2011

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because issuers of the securities may have the right to call or prepay obligations with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
U.S. government agencies	$3,319	$50,792	$9,089	$-	$63,200
U.S. government mortgage-backed securities	3,642	143,763	9,830	2,620	159,855
States and political subdivisions*	24,295	107,322	102,150	25,626	259,393
Corporate bonds	4,208	11,016	5,163	-	20,387
Total	$35,464	$312,893	$126,232	$28,246	$502,835
Weighted average yield					
U.S. government agencies	3.92%	2.58%	2.25%	0.00%	2.60%
U.S. government mortgage-backed securities	4.10%	3.79%	3.41%	4.66%	3.78%
States and political subdivisions*	3.82%	4.27%	4.57%	5.36%	4.49%
Corporate bonds	4.93%	4.57%	5.20%	0.00%	4.81%
Total	4.25%	3.79%	4.34%	5.29%	4.04%

* Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

DEPOSITS

Total deposits were $818,705,000 and $743,862,000 as of December 31, 2011 and 2010, respectively. The increase of $74,844,000 can be attributed to increases in commercial, retail and public funds. Also the mix of deposits has changed, as depositors have moved deposits to demand, NOW and money market from time deposit accounts.

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low-cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 63% of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates is not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company had $3,249,000 and $1,249,000 of brokered deposits as of December 31, 2011 and 2010, respectively.

AVERAGE DEPOSITS BY TYPE

THE FOLLOWING TABLE SETS FORTH THE AVERAGE BALANCES FOR EACH MAJOR CATEGORY OF DEPOSIT AND THE WEIGHTED AVERAGE INTEREST RATE PAID FOR DEPOSITS DURING THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009.

	2011		2010		2009	
(dollars in thousands)	AVERAGE AMOUNT	AVERAGE RATE	AVERAGE AMOUNT	AVERAGE RATE	AVERAGE AMOUNT	AVERAGE RATE
Noninterest bearing demand deposits	$111,530	0.00%	$94,286	0.00%	$84,245	0.00%
Interest bearing demand deposits	221,054	0.30%	194,281	0.35%	174,716	0.42%
Money market deposits	173,440	0.29%	154,264	0.37%	147,782	0.54%
Savings deposits	41,925	0.27%	37,465	0.32%	33,007	0.34%
Time certificates > $100,000	103,175	1.57%	89,290	1.85%	84,786	2.70%
Time certificates < $100,000	140,894	1.71%	147,453	2.09%	157,749	2.84%
	$792,018		$717,039		$662,795	

DEPOSIT MATURITY

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 and over as of December 31, 2011, 2010 and 2009.

(dollars in thousands)	2011	2010	2009
3 months or less	$21,319	$17,160	$17,814
Over 3 through 12 months	54,342	41,180	45,007
Over 12 through 36 months	23,425	29,210	20,752
Over 36 months	8,859	7,308	3,481
Total	$107,945	$94,858	$87,054

BORROWED FUNDS

Borrowed funds that may be utilized by the Company are comprised of Federal Home Loan Bank (FHLB) advances, federal funds purchased, Treasury, Tax, and Loan option notes, and repurchase agreements. Borrowed funds are an alternative funding source to deposits and can be used to fund the Company's assets and unforeseen liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. Securities sold under agreement to repurchase (repurchase agreements) are similar to deposits as they are funds lent by various Bank customers; however, investment securities are pledged to secure such borrowings. The Company has repurchase agreements that generally reprice daily. Term repurchase agreements are funds lent by a third party with securities pledged to secure such borrowings. These term repurchase agreements have longer terms. Treasury, Tax, and Loan option notes consist of short term borrowing of tax deposits from the federal government and are not a significant source of borrowing for the Company.

The following table summarizes the outstanding amount of, and the average rate on, borrowed funds as of December 31, 2011, 2010 and 2009.

	2011		2010		2009	
(dollars in thousands)	BALANCE	AVERAGE RATE	BALANCE	AVERAGE RATE	BALANCE	AVERAGE RATE
Federal funds purchased and repurchase agreements	$41,697	0.50%	$54,859	0.63%	$40,490	0.64%
Other short-term borrowings	-	0.00%	2,047	0.00%	139	0.00%
FHLB advances	15,179	2.81%	16,745	2.91%	16,500	3.12%
Other long-term borrowings	20,000	3.36%	20,000	3.36%	20,000	3.77%
Total	$76,876	1.70%	$93,651	1.61%	$77,129	1.98%

AVERAGE ANNUAL BORROWED FUNDS

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on, borrowed funds for the years ended December 31, 2011, 2010 and 2009.

	2011		2010		2009	
(dollars in thousands)	BALANCE	AVERAGE RATE	BALANCE	AVERAGE RATE	BALANCE	AVERAGE RATE
Federal funds purchased and repurchase agreements	$46,081	0.57%	$49,300	0.66%	$42,795	0.92%
Other short-term borrowings	748	0.00%	610	0.00%	616	0.00%
FHLB advances	16,256	2.88%	17,848	3.28%	20,430	3.11%
Other long-term borrowings	20,000	3.43%	20,000	3.83%	20,000	3.85%
Total	$83,085	1.70%	$87,758	1.91%	$83,841	2.14%
MAXIMUM AMOUNT OUTSTANDING DURING THE YEAR						
Federal funds purchased and repurchase agreements	$76,766		$76,559		$50,493	
Other short-term borrowings	$2,087		$3,131		$3,053	
FHLB advances	$19,195		$18,500		$23,500	
Other long-term borrowings	$20,000		$20,000		$20,000	

OFF-BALANCE-SHEET ARRANGEMENTS

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit that assist customers with their credit needs to conduct business. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. As of December 31, 2011, the most likely impact of these financial instruments on revenues, expenses, or cash flows of the Company would come from unidentified credit risk causing higher provision expense for loan losses in future periods. These financial instruments are not expected to have a significant impact on the liquidity or capital resources of the Company. For additional information, see Note 11 of the "Notes to Consolidated Statements" and the "Liquidity and Capital Resources" section of this discussion.

CONTRACTUAL OBLIGATIONS

The following table sets forth the balance of contractual obligations by maturity period as of December 31, 2011 (in thousands).

	Payments due by period				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Deposits	$818,705	$726,997	$70,349	$21,359	$-
Federal funds purchased and securities sold under agreements to repurchase	41,697	41,697	-	-	-
FHLB advances and other long-term borrowings (1)	35,179	568	2,151	7,152	25,308
Operating lease obligation	19	8	11	-	-
Purchase obligations (2)	1,744	672	1,072	-	-
Total	$897,344	$769,942	$73,583	$28,511	$25,308

(1) FHLB advances consist of various FHLB borrowings with fixed rates with final maturities through 2025. $11.5 million of the FHLB advances are callable and $1.2 million of the FHLB advances are amortizing. Other long-term borrowings consist of term repurchase agreements having maturities greater than one year and $13.0 million can be called by the issuing financial institution. The other long term borrowings have final maturities through 2018.

(2) Purchase obligations include data processing and Internet banking services contracts that include termination provisions that would accelerate all future payments in the event the Company changed service providers prior to the contracts' expirations.

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

The Company's credit risk is centered in the loan portfolio, which on December 31, 2011, totaled $438,651,000 as compared to $418,094,000 as of December 31, 2010, an increase of 4.9%. Net loans comprise 42% of total assets as of the end of 2011. The object in managing loan portfolio risk is to reduce the risk of loss resulting from a customer's failure to perform according to the terms of a transaction and to quantify and manage credit risk on a portfolio basis. As the following chart indicates, the Company's non-performing assets have increased by 2.3% from 2010 and total $17,605,000 as of December 31, 2011. The Company's level of problem assets as a percentage of assets of 1.70% as of December 31, 2011, is lower than the average for FDIC insured institutions as of December 31, 2011, of 2.55%. Management believes that the allowance for loan losses remains adequate based on its analysis of the non-performing assets and the portfolio as a whole.

NON-PERFORMING ASSETS

The following table sets forth information concerning the Company's non-performing assets for the past five years ended December 31, 2011.

(dollars in thousands)	2011	2010	2009	2008	2007
Non-performing assets:					
Nonaccrual loans	$7,915	$6,277	$10,187	$6,339	$3,249
Loans 90 days or more past due	152	21	121	469	1,300
Total non-performing loans	8,067	6,298	10,308	6,808	4,549
Securities available-for-sale	-	377	660	358	-
Other real estate owned	9,538	10,539	10,480	13,334	2,846
Total non-performing assets	$17,605	$17,214	$21,448	$20,500	$7,395

The accrual of interest on nonaccrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received and principal obligations are expected to be recoverable. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair value of the loan's collateral.

At December 31, 2011 and 2010, the Company had non-performing loans of approximately $8,067,000 and $6,298,000, respectively. The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated over the past several years and contributed to the Company's level of non-performing loans, other real estate owned and related costs in 2011 and 2010. In 2011 and 2010, there were no significant additional impaired real estate development loans in the Des Moines market. Presently, the Company has $2.2 million in impaired loans with two Des Moines development companies with specific reserves totaling $165,000. The Company has additional customer relationships with real estate developers in the Des Moines area that may become impaired in the future if economic conditions do not improve or become worse. The Company has a limited number of such credits and is actively engaged with the customers to minimize credit risk.

Impaired loans totaled $7,803,000 as of December 31, 2011 and were $1,371,000 higher than the impaired loans as of December 31, 2010. The Company considers impaired loans to generally include the non-performing loans (consisting of nonaccrual loans and loans past due 90 days or more and still accruing) and other loans that may or may not meet the former nonperforming criteria but are considered to meet the definition of impaired.

The allowance for loan losses related to these impaired loans was approximately $876,000 and $445,000 at December 31, 2011 and 2010, respectively. The average balances of impaired loans for the years ended December 31, 2011 and 2010 were $6,581,000 and $7,835,000, respectively. For the years ended December 31, 2011, 2010 and 2009, interest income, which would have been recorded under the original terms of such loans, was approximately $362,000, $425,000 and $564,000, respectively, with $215,000, $233,000 and $32,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $152,000 and $21,000 at December 31, 2011 and 2010, respectively.

SUMMARY OF THE ALLOWANCE FOR LOAN LOSSES

The provision for loan losses represents an expense charged against earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; historical charge-offs; the condition of the local economy; the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of the allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or collateral are sufficient to repay the loan; delinquent status; criticism of the loan in a regulatory examination; the accrual of interest has been suspended; or other reasons, including when the loan has other special or unusual characteristics which warrant special monitoring.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years.

(dollars in thousands)	2011	2010	2009	2008	2007
Balance at beginning of period	$7,521	$7,652	$6,779	$5,781	$6,533
CHARGE-OFFS:					
Real estate					
Construction	-	22	105	76	402
1-4 Family residential	75	163	155	89	1
Commercial	51	20	415	70	25
Agricultural	-	50	15	-	-
Commercial	2	391	54	77	-
Agricultural	23	42	-	-	-
Consumer and other	52	179	122	115	299
Total charge-offs	203	867	866	427	727
RECOVERIES:					
Real estate					
Construction	-	-	6	-	-
1-4 Family residential	-	1	27	3	1
Commercial	2	-	98	1	-
Agricultural	-	-	-	-	-
Commercial	21	5	3	35	21
Agricultural	17	32	-	-	-
Consumer and other	14	34	47	73	47
Total recoveries	54	72	181	112	69
Net charge-offs	149	795	685	315	658
Provisions charged (credited) to operations	533	664	1,558	1,313	(94)
Balance at end of period	$7,905	$7,521	$7,652	$6,779	$5,781
Average loans outstanding	$431,368	$417,688	$434,468	$463,782	$454,088
Ratio of net charge-offs during the period to average loans outstanding	0.03%	0.19%	0.16%	0.07%	0.14%
Ratio of allowance for loan losses to total loans net of deferred fees	1.77%	1.77%	1.81%	1.47%	1.23%

The allowance for loan losses increased to $7,905,000 at the end of 2011 in comparison to the allowance of $7,521,000 at year end 2010 as a result of provisions in 2011 in the amount of $533,000, offset in part by net charge offs of $149,000. The lower provision for loan losses in 2011 as compared to 2010 was due primarily to lower net charge offs, offset in part by a higher provision for loan losses on impaired loans for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The allowance for loan losses decreased to $7,521,000 at the end of 2010 in comparison to the allowance of $7,652,000 at year end 2009 as a result of net charge offs of $795,000, offset in part by provisions in 2010 in the amount of $664,000. The lower provision for loan losses in 2010 as compared to 2009 was due primarily to a lower provision for loan losses on impaired loans for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The allowance for loan losses increased to $7,652,000 at the end of 2009 in comparison to the allowance of $6,779,000 at year end 2008 as a result of provisions in 2009 in the amount of $1,558,000 offset by net charge offs of $685,000. The increase in the provision for loan losses was due primarily to an increase in factors related to weakening economic conditions and an increase in the specific reserve on impaired loans, offset in part by a decrease in the loan portfolio. The allowance for loan losses increased to $6,779,000 at the end of 2008 in comparison to the allowance of $5,781,000 at year end 2007 as a result of provisions in 2008 in the amount of $1,313,000 offset by net charge offs of $315,000. The increase in the provision for loan losses was due primarily to an increase in factors related to weakening economic conditions and an increase in the level of risks associated with the construction and commercial real estate loan portfolios.

General reserves for loan categories normally range from 1.10% to 2.10% of the outstanding loan balances. In general as loan volume increases, the general reserve levels increase with that growth and as loan volume decreases, the general reserve levels decrease with that decline. The loan provisions recognized in 2011 were due primarily to an increase in the loan portfolio and specific reserves on impaired loans. The loan provisions recognized in 2010 were due primarily to a continuing weakness in the economic conditions and an increase in the loan portfolio. The loan provisions recognized in 2009 were due primarily to weakening economic conditions and an increase in the specific reserve on impaired loans, offset in part by a decrease in the loan portfolio. The allowance relating to commercial real estate, 1-4 family residential and commercial loans are the largest reserve components. Construction and commercial real estate loans have higher general reserve levels than 1-4 family and agricultural real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include a higher percentage of watch and problem loans, higher past due percentages, declining collateral values and less favorable economic conditions for those portfolios. As of December 31, 2011, commercial real estate loans have general reserves ranging from 1.37% to 1.72%. The level of non-performing loans as of December 31, 2011 has increased since 2010 but remains at a manageable level.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. As of December 31, 2011, the specific reserve increased to $876,000 from $445,000, as the volume of problem credits increased.

As of December 31, 2010, the specific reserve decreased to $445,000 from $999,000, as the volume of problem credits decreased and economic conditions related to these borrowers stabilized. As of December 31, 2009, the specific reserve increased to $999,000 from $257,000 at the prior year end, as the volume of problem credits increased and economic conditions worsened. As of December 31, 2008, the specific reserve increased to $257,000 from $247,000 at the prior year end, as the volume of problem credits increased in 2008. As of December 31, 2007, specific reserves decreased to $247,000 from $1,477,000 reserved at year end 2006, in part, due to the charge-off of credits with specific reserves, an improved condition of certain credits and a change in the Company's method of determining specific reserves. The revised methodology resulted from implementing guidance provided by federal regulatory agencies. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has historically had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors considered when determining the adequacy of the general reserve include historical losses; watch, substandard and impaired loan volume; collecting past due loans; loan growth; loan to value ratios; loan administration; collateral values; and economic factors. The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entity employers, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that, in turn, is dependent on weather conditions and government programs. However, no assurances can be made that losses will remain at the relatively favorable levels experienced over the past five years.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

The following table sets forth information concerning the Company's allocation of the allowance for loan losses.

(dollars in thousands)	2011		2010		2009		2008		2007	
	AMOUNT	% *	AMOUNT	% *	AMOUNT	% *	AMOUNT	% *	AMOUNT	% *
Balance at end of period applicable to:										
Real Estate										
Construction	$793	5%	$731	5%	$1,040	5%	$472	8%	$733	10%
1-4 family residential	1,402	21%	1,404	21%	1,133	22%	1,001	21%	1,061	22%
Commercial	2,859	33%	2,720	33%	2,683	34%	3,566	33%	1,964	31%
Agricultural	501	7%	486	7%	523	7%	395	7%	407	7%
Commercial	1,352	17%	1,152	18%	1,199	16%	683	17%	943	17%
Agricultural	764	12%	735	11%	642	10%	469	9%	466	8%
Consumer and other	234	5%	293	5%	432	6%	193	5%	207	5%
	$7,905	100%	$7,521	100%	$7,652	100%	$6,779	100%	$5,781	100%

* Percent of loans in each category to total loans.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management is the process by which the Company, through its Banks' Asset and Liability Committees (ALCO), ensures adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, maintaining adequate collateral for pledging for public funds, trust deposits and borrowings, paying dividends to shareholders, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include federal funds purchased lines, Federal Home Loan Bank (FHLB) advances and other capital market sources.

As of December 31, 2011, the level of liquidity and capital resources of the Company remain at a satisfactory level and compare favorably to that of other FDIC insured institutions. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The liquidity and capital resources discussion will cover the following topics:

- Review of the Company's Current Liquidity Sources
- Review of the Consolidated Statements of Cash Flows
- Review of Company Only Cash Flows
- Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flow Needs
- Capital Resources

REVIEW OF THE COMPANY'S CURRENT LIQUIDITY SOURCES

Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions for December 31, 2011, 2010 and 2009 totaled $56,571,000, $37,708,000 and $43,573,000, respectively. The higher balance of liquid assets as of December 31, 2011 primarily relates to an increase in interest bearing deposits in financial institutions and cash and due from banks. The lower balance of liquid assets as of December 31, 2010 primarily relates to a decrease in interest bearing deposits in financial institutions, offset in part by an increased level of federal funds sold.

Other sources of liquidity available to the Banks include total borrowing capacity with the FHLB of $76,587,000 and federal funds borrowing capacity at correspondent banks of $110,349,000. As of December 31, 2011, the Company had outstanding FHLB advances of $15,179,000, Treasury Tax and Loan option notes of none, federal funds purchased of none and securities sold under agreement to repurchase daily and term of $41,697,000 and $20,000,000, respectively. While the borrowing option is available, the Company has no Treasury Tax and Loan option notes or federal funds purchased outstanding.

Total investments as of December 31, 2011, were $508,625,000 compared to $469,908,000 as of year-end 2010. As of December 31, 2011 and 2010, the investment portfolio as a percentage of total assets was 49%. This provides the Company with a significant amount of liquidity since all investments are classified as available-for-sale as of December 31, 2011 and 2010 and have pretax net unrealized gains of $15,068,000 and $5,280,000, respectively.

The investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations. The portfolio's scheduled maturities represent a significant source of liquidity.

REVIEW OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Net cash provided by operating activities for the years ended December 31, 2011, 2010 and 2009 totaled $21,273,000, $16,822,000 and $11,400,000, respectively. The increase in net cash provided by operating activities in 2011 as compared to 2010 was primarily due to the change in amortization, net, loans held for sale and net income. The increase in net cash provided by operating activities in 2010 as compared to 2009 was primarily due to the changes in net income, other assets and amortization and accretion, net, offset in part by changes in impairment of other real estate owned, accrued interest receivables and loans held for sale.

Net cash used in investing activities for the years ended December 31, 2011, 2010 and 2009 was $65,270,000, $54,305,000 and $63,254,000, respectively. The increase in net cash used in investing activities in 2011 was primarily due to changes in interest bearing deposits in financial institutions and loans, offset in part by changes in securities available-for-sale and federal funds sold. The decrease in net cash used in investing activities in 2010 was primarily due to changes in investments and interest bearing deposits in financial institutions, offset in part by changes in loans and federal funds sold.

Net cash provided by financing activities for the years ended December 31, 2011, 2010 and 2009 totaled $51,348,000, $34,165,000 and $45,953,000, respectively. The increase in net cash provided by financing activities in 2011 was due primarily to increases in deposits, offset in part by changes in borrowed funds and federal funds purchased and securities sold under agreements to repurchase. The decrease in net cash provided by financing activities in 2010 was due primarily to changes in deposits, offset in part by changes in borrowed funds and federal funds purchased and securities sold under agreements to repurchase. As of December 31, 2011, the Company did not have any external debt financing, off balance sheet financing arrangements or derivative instruments linked to its stock.

REVIEW OF COMPANY ONLY CASH FLOWS

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. The Company requires adequate liquidity to pay its expenses and pay stockholder dividends. In 2011, dividends from the Banks amounted to $5,384,000 compared to $3,900,000 in 2010. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

First National and United Bank, as national banks, generally may pay dividends, without obtaining the express approval of the Office of the Comptroller of the Currency ("OCC"), in an amount up to their retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consists of net income less dividends declared during the period. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized.

The Company has unconsolidated cash, interest bearing deposits and marketable investment securities totaling $13,945,000 that were available at December 31, 2011 to provide additional liquidity to the Banks.

REVIEW OF COMMITMENTS FOR CAPITAL EXPENDITURES, CASH FLOW UNCERTAINTIES AND KNOWN TRENDS IN LIQUIDITY AND CASH FLOW NEEDS

Effective February 16, 2012, Randall-Story State Bank entered into a purchase and assumption agreement with Liberty Bank, F.S.B. ("Liberty") to purchase certain assets, including loans, and assume certain liabilities, including deposit accounts, of branch banking offices of Liberty in Garner, Iowa and Klemme, Iowa and to continue operation of those branch offices as offices of Randall-Story State Bank following the closing of the transaction. At closing, Randall-Story State Bank will pay to Liberty a premium in an amount equal to the lessor of (i) $5,400,00: or (ii) 5.87% of the total deposit liabilities assumed in the transaction. This transaction is expected to close in the second quarter of 2012, subject to regulatory approval and other standard closing conditions. No other material capital expenditures or other material changes in the capital resource mix are anticipated at this time.

Commitments to extend credit totaled $94,457,000 as of December 31, 2011 compared to a total of $79,757,000 at the end of 2010. The timing of these credit commitments varies with the underlying borrowers; however, the Company has satisfactory liquidity to fund these obligations as of December 31, 2011. The primary cash flow uncertainty would be a sudden decline in deposits causing the Banks to liquidate securities. Historically, the Banks have maintained an adequate level of short term marketable investments to fund the temporary declines in deposit balances. There are no other known trends in liquidity and cash flow needs as of December 31, 2011, that are of concern to management.

CAPITAL RESOURCES

The Company's total stockholders' equity increased to $134,557,000 at December 31, 2011, from $121,363,000 at December 31, 2010. At December 31, 2011 and 2010, stockholders' equity as a percentage of total assets was 13.0% and 12.6%, respectively. Total equity increased primarily due to net income and appreciation in the Company's investment portfolio, offset in part by dividends declared and stock repurchased. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2011.

From time to time, the Corporation's board of directors has authorized stock repurchase plans. During 2011, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. During 2011, 122,002 shares of common stock were repurchased. No shares were repurchased under stock repurchase plans during 2010 and 2009. Also see Part II, Item 5 - Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, included elsewhere in this report.

INTEREST RATE RISK

Interest rate risk refers to the impact that a change in interest rates may have on the Company's earnings and capital. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as prepayment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period, while a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis, as a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities and ignores the future impact of new business strategies.

INFLATION

The primary impact of inflation on the Company's operations is to increase asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

FORWARD-LOOKING STATEMENTS AND BUSINESS RISKS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Annual Report that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the Company's future filings with the SEC, in press releases and in oral and written statements made by or with the Company's approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "projected", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statement. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional and national economic conditions and the impact they may have on the Company and its customers, and management's assessment of that impact on its estimates including, but not limited to, the allowance for loan losses and fair value of other real estate owned. Of particular relevance are the economic conditions in the concentrated geographic area in central Iowa in which the Banks conduct their operations.
- Changes in the level of nonperforming assets and charge-offs.
- Changes in the fair value of securities available-for-sale and management's assessments of other-than-temporary impairment of such securities.

- The effects of and changes in trade and monetary and fiscal policies and laws, including the changes in assessment rates established by the Federal Deposit Insurance Corporation for its Deposit Insurance Fund and interest rate policies of the Federal Open Market Committee of the Federal Reserve Board.
- Changes in sources and uses of funds, including loans, deposits and borrowings, including the ability of the Banks to maintain unsecured federal funds lines with correspondent banks.
- Changes imposed by regulatory agencies to increase capital to a level greater than the level required for well-capitalized financial institutions.
- Inflation and interest rate, securities market and monetary fluctuations.
- Political instability, acts of war or terrorism and natural disasters.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by customers.
- Revenues being lower than expected.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of the Company's borrowers.
- Credit quality deterioration, which could cause an increase in the provision for loan losses.
- Technological changes.
- The ability to increase market share and control expenses.
- Changes in the competitive environment among financial or bank holding companies and other financial service providers.
- The effect of changes in laws and regulations with which the Company and the Banks must comply, including developments and changes related to the implementation of the recently-enacted Dodd-Frank Act.
- Changes in the securities markets.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters, including the International Financial Reporting Standards.
- The costs and effects of legal and regulatory developments, including the resolution of regulatory or other governmental inquiries and the results of regulatory examinations or reviews.
- The Company's success at managing the risks involved in the foregoing items.

Certain of the foregoing risks and uncertainties are discussed in greater detail under the heading "Risk Factors."

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new facts emerge from time to time. It cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. The Company disclaims any responsibility to update any forward-looking statement provided in this document.

PERFORMANCE GRAPH

The following performance graph provides information regarding cumulative, five-year total return on an indexed basis of the Company's common stock as compared with the NASDAQ Composite Index, the SNL Midwest OTC_BB and Pink Banks ("Midwest OTC Bank Index") and the SNL Bank NASDAQ index ("NASDAQ Bank Index") prepared by SNL Financial L.C. of Charlottesville, Virginia. The Midwest OTC Bank Index reflects the performance of 136 bank holding companies operating principally in the Midwest as selected by SNL Financial. The NASDAQ Bank Index is comprised of 284 bank and bank holding companies listed on the NASDAQ market throughout the United States. The indexes assume the investment of $100 on December 31, 2006, in the Company's common stock, the NASDAQ Composite Index, Midwest OTC Bank Index and the NASDAQ Bank Index with all dividends reinvested. The Company's stock price performance shown in the following graph is not indicative of future stock price performance.

TOTAL RETURN PERFORMANCE


150
125
100
75
50
25
Index Value
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Ames National Corporation
NASDAQ Composite Index
NASDAQ Bank Index
Midwest OTC Bank Index

	Period Ending					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
Ames National Corporation	100.00	97.75	140.18	114.27	119.97	110.96
NASDAQ Composite Index	100.00	110.66	66.42	96.54	114.06	113.16
NASDAQ Bank Index	100.00	78.51	57.02	46.25	54.57	48.42
Midwest OTC Bank Index	100.00	97.62	72.76	62.08	65.89	65.27

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ames National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Ames National Corporation's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ames National Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we determined that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of December 31, 2011 has been audited by CliftonLarsonAllen LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Thomas H. Pohlman, President
(Principal Executive Officer)

John P. Nelson, Vice President
(Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ames National Corporation
Ames, Iowa

We have audited the accompanying consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2012 expressed an unqualified opinion.

CliftonLarsonAllen LLP

West Des Moines, Iowa
March 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ames National Corporation
Ames, Iowa

We have audited Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ames National Corporation's management is responsible for maintaining effective internal control over the financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ames National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based upon criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 12, 2012 expressed an unqualified opinion.

CliftonLarsonAllen LLP

West Des Moines, Iowa
March 12, 2012

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

ASSETS	2011	2010
Cash and due from banks	$22,829,291	$15,478,133
Federal funds sold	-	3,000,000
Interest bearing deposits in financial institutions	33,741,406	19,229,814
Securities available-for-sale	508,624,622	469,907,901
Loans receivable, net	438,650,837	418,093,571
Loans held for sale	1,212,620	1,993,108
Bank premises and equipment, net	11,362,626	11,538,588
Accrued income receivable	6,467,509	6,098,535
Deferred income taxes	-	3,305,983
Other real estate owned	9,538,440	10,538,883
Other assets	3,136,482	3,790,329
Total assets	$1,035,563,833	$962,974,845
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Demand, noninterest bearing	$126,059,239	$105,513,143
NOW accounts	229,810,463	201,230,880
Savings and money market	216,768,048	199,017,213
Time, $100,000 and over	107,944,525	94,858,053
Other time	138,123,116	143,242,355
Total deposits	818,705,391	743,861,644
Federal funds purchased and securities sold under agreements to repurchase	41,696,585	54,858,701
Other short-term borrowings	-	2,047,175
Federal Home Loan Bank (FHLB) advances	15,179,335	16,745,497
Other long-term borrowings	20,000,000	20,000,000
Dividend payable	1,210,419	1,037,621
Deferred income taxes	885,433	-
Accrued expenses and other liabilities	3,329,285	3,061,183
Total liabilities	901,006,448	841,611,821
STOCKHOLDERS' EQUITY		
Common stock, $2 par value, authorized 18,000,000 shares; issued 9,432,915 shares; outstanding 9,310,913 shares as of December 31, 2011 and 9,432,915 shares as of December 31, 2010	18,865,830	18,865,830
Additional paid-in capital	22,651,222	22,651,222
Retained earnings	85,564,078	76,519,493
Accumulated other comprehensive income-net unrealized gain on securities available-for-sale	9,492,753	3,326,479
Treasury stock, at cost: 122,002 shares and no shares at December 31, 2011 and 2010, respectively	(2,016,498)	-
Total stockholders' equity	134,557,385	121,363,024
Total liabilities and stockholders' equity	$1,035,563,833	$962,974,845

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Interest Income:			
Loans, including fees	$23,600,471	$24,061,277	$25,212,884
Securities:			
Taxable	6,993,213	6,964,979	7,966,594
Tax-exempt	6,555,546	5,778,722	5,213,031
Interest bearing deposits and federal funds sold	466,475	488,980	498,798
Total interest income	37,615,705	37,293,958	38,891,307
Interest Expense:			
Deposits	5,313,476	6,096,504	8,428,163
Other borrowed funds	1,416,589	1,678,587	1,798,149
Total interest expense	6,730,065	7,775,091	10,226,312
Net interest income	30,885,640	29,518,867	28,664,995
Provision for loan losses	532,961	663,798	1,558,307
Net interest income after provision for loan losses	30,352,679	28,855,069	27,106,688
Noninterest Income:			
Trust services income	2,046,914	1,948,519	1,541,831
Service fees	1,465,055	1,626,352	1,814,925
Securities gains, net	1,025,714	973,012	1,157,347
Gain on sale of loans held for sale	1,048,583	942,826	1,008,566
Merchant and ATM fees	739,951	724,725	621,316
Other noninterest income	644,163	620,845	630,143
Total noninterest income	6,970,380	6,836,279	6,774,128
Noninterest Expense:			
Salaries and employee benefits	11,631,032	10,826,307	10,757,475
Data processing	1,985,329	1,857,259	1,892,123
Occupancy expenses	1,377,333	1,488,100	1,436,485
FDIC insurance assessments	738,893	1,120,058	1,675,401
Other real estate owned, net	434,041	95,086	4,048,183
Other operating expenses, net	2,685,344	2,834,212	2,772,556
Total noninterest expense	18,851,972	18,221,022	22,582,223
Income before income taxes	18,471,087	17,470,326	11,298,593
Provision for income taxes	4,550,280	4,504,052	2,292,807
Net income	$13,920,807	$12,966,274	$9,005,786
Basic and diluted earnings per share	$1.48	$1.37	$0.95

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Net income	$13,920,807	$12,966,274	$9,005,786
Other comprehensive income, before tax:			
Unrealized gains on securities without other than temporary impairment before tax:			
Unrealized holding gains arising during the period	10,813,453	1,302,129	6,347,532
Less: reclassification adjustment for gains realized in net income	1,025,714	977,512	1,186,912
Plus: reclassification adjustment for impairment losses realized in net income	-	4,500	29,565
Other comprehensive income before tax	9,787,739	329,117	5,190,185
Tax expense related to other comprehensive income	(3,621,465)	(121,773)	(1,920,367)
Other comprehensive income, net of tax:	6,166,274	207,344	3,269,818
Comprehensive income	$20,087,081	$13,173,618	$12,275,604

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2011, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Net of Taxes	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2008	$18,865,830	$22,651,222	$62,471,081	$(150,683)	$ -	$103,837,450
Net income	-	-	9,005,786	-	-	9,005,786
Other comprehensive income	-	-	-	3,269,818	-	3,269,818
Cash dividends declared, $0.40 per share	-	-	(3,773,166)	-	-	(3,773,166)
Balance, December 31, 2009	18,865,830	22,651,222	67,703,701	3,119,135	-	112,339,888
Net income	-	-	12,966,274	-	-	12,966,274
Other comprehensive income	-	-	-	207,344	-	207,344
Cash dividends declared, $0.44 per share	-	-	(4,150,482)	-	-	(4,150,482)
Balance, December 31, 2010	18,865,830	22,651,222	76,519,493	3,326,479	-	121,363,024
Net income	-	-	13,920,807	-	-	13,920,807
Other comprehensive income	-	-	-	6,166,274	-	6,166,274
Purchase of 122,002 shares of treasury stock	-	-	-	-	(2,016,498)	(2,016,498)
Cash dividends declared, $0.52 per share	-	-	(4,876,222)	-	-	(4,876,222)
Balance, December 31, 2011	$18,865,830	$22,651,222	$85,564,078	$9,492,753	$(2,016,498)	$134,557,385

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$13,920,807	$12,966,274	$9,005,786
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	532,961	663,798	1,558,307
Provision (credit) for off-balance sheet commitments	10,000	13,000	(21,000)
Amortization, net	5,024,526	3,205,568	868,971
Depreciation	741,665	748,008	876,792
Provision for deferred income taxes	569,954	439,766	50,154
Securities gains, net	(1,025,714)	(973,012)	(1,157,347)
Impairment of other real estate owned	335,048	14,900	3,879,901
Gain on sale of other real estate owned	(148,542)	(63,959)	(92,513)
Loss on disposal of equipment	-	-	1,096
Change in assets and liabilities:			
Decrease (increase) in loans held for sale	780,488	(969,908)	128,820
Decrease (increase) in accrued income receivable	(368,974)	(388,309)	940,061
Decrease (increase) in other assets	642,246	1,111,984	(3,860,396)
Increase (decrease) in accrued expenses and other liabilities	258,102	53,892	(778,849)
Net cash provided by operating activities	21,272,567	16,822,002	11,399,783
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(197,289,227)	(208,372,243)	(252,088,448)
Proceeds from sale of securities available-for-sale	25,400,121	22,326,136	68,698,126
Proceeds from maturities and calls of securities available-for-sale	138,958,819	132,889,786	83,228,240
Net decrease (increase) in interest bearing deposits in financial institutions	(14,509,102)	5,546,274	(14,375,327)
Net decrease (increase) in federal funds sold	3,000,000	(3,000,000)	16,533,000
Net decrease (increase) in loans	(21,390,113)	(4,450,923)	33,580,577
Net proceeds from the sale of other real estate owned	1,163,609	1,132,969	1,367,578
Purchase of bank premises and equipment, net	(554,102)	(362,514)	(202,997)
Other changes in other real estate owned	(49,786)	(14,554)	5,378
Net cash used in investing activities	(65,269,781)	(54,305,069)	(63,253,873)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase in deposits	74,843,747	21,697,695	57,369,239
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(13,162,116)	14,369,196	1,979,946
Proceeds (payments) from other short-term borrowings, net	(2,047,175)	1,908,301	(924,932)
Proceeds from FHLB and other long-term borrowings	4,000,000	3,750,000	2,500,000
Payments on FHLB and other long-term borrowings	(5,566,162)	(3,504,503)	(9,500,000)
Purchase of treasury stock	(2,016,498)	-	-
Dividends paid	(4,703,424)	(4,056,153)	(5,471,090)
Net cash provided by financing activities	51,348,372	34,164,536	45,953,163
Net increase (decrease) in cash and cash equivalents	7,351,158	(3,318,531)	(5,900,927)
CASH AND DUE FROM BANKS			
Beginning	15,478,133	18,796,664	24,697,591
Ending	$22,829,291	$15,478,133	$18,796,664
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$6,797,673	$7,996,827	$10,712,422
Income taxes	3,988,241	3,875,900	1,588,103
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES			
Transfer of loans to other real estate owned	$299,886	$1,127,790	$2,307,228

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Ames National Corporation and subsidiaries (the Company) operates in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, Nevada and Marshalltown, Iowa. Loan and deposit customers are located primarily in Story, Boone, Polk and Marshall Counties and adjacent counties in Iowa.

SEGMENT INFORMATION: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The "management approach" is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Based on the "management approach" model, the Company has determined that its business is comprised of one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, deposit account services and trust services.

CONSOLIDATION: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly-owned subsidiaries, First National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, assessment of the fair value of other real estate owned and the assessment of other-than-temporary impairment for certain financial instruments.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company reports net cash flows for customer loan transactions, deposit transactions and short-term borrowings with maturities of 90 days or less.

SECURITIES AVAILABLE-FOR-SALE: The Company classifies all securities as available-for-sale. Securities available-for-sale are those securities the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Securities available-for-sale are reported at fair value, with the change in the net unrealized gains reported as other comprehensive income and as accumulated other comprehensive income (loss), net of taxes, a separate component of stockholders' equity.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operation at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in income as earned.

Declines in the fair value of securities available-for-sale below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the intent to sell the investment securities and the more likely than not requirement that the Company will be required to sell the investment securities prior to recovery (2) the length of time and the extent to which the fair value has been less than cost and (3) the financial condition and near-term prospects of the issuer. Due to potential changes in conditions, it is at least reasonably possible that changes in management's assessment of other-than-temporary impairment will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

LOANS HELD FOR SALE: Loans held for sale are the loans the Banks have the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are determined by the difference between the sale proceeds and the carrying value of the loans, recognized at settlement date and recorded as noninterest income.

LOANS: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan 90 days or more past due unless the loans are well collateralized and in the process of collection. Income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received and principal obligations are expected to be recoverable. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established through a provision for loan losses and maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon an ongoing review of past loan loss experience, current economic conditions, the underlying collateral value securing the loans and other adverse situations that may affect the borrower's ability to repay. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off are added to the allowance. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

The Company's allowance for possible loan losses consists of two components (i) specific valuation allowances based on probable losses on specific loans and (ii) general valuation allowances based on historical loan loss experience, general economic conditions and other qualitative risk factors both internal and external to the Company.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk rating process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile loans. Commercial and agricultural loans and mortgage loans secured by other properties are evaluated individually for impairment when analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 90 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

General valuation allowances are based on historical loan loss experience, general economic conditions and other qualitative risk factors both internal and external to the Company. In general, such valuation allowances are determined by evaluating, among other things: (i) actual charge offs; (ii) the experience, ability and effectiveness of the Company's lending management and staff; (iii) the effectiveness of the Company's loan policies, procedures and internal controls; (iv) changes in asset quality; (v) changes in loan portfolio volume; (vi) the composition and concentrations of credit; (vii) the impact of competition on loan structuring and pricing; (viii) the effectiveness of the internal audit loan review function; (ix) the impact of environmental risks on portfolio risks; and (x) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance. Included in the general valuation allowances are allocations for groups of loans with similar risk characteristics.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

OTHER REAL ESTATE OWNED: Real estate properties acquired through or in lieu of foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell and any subsequent write-downs are charged to operations. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value less costs to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

TRUST DEPARTMENT ASSETS: Property held for customers in fiduciary or agency capacities are not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

ADVERTISING COSTS: Advertising costs are expensed as incurred.

INCOME TAXES: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Accounting for uncertainty in income taxes sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50 percent or less. Interest and penalties are accounted for as a component of income tax expense.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as accumulated other comprehensive income (loss), a separate component of the stockholders' equity section of the consolidated balance sheet, and such items, along with net income, are components of the statement of comprehensive income. Gains and losses on securities available-for-sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 11.

TRANSFERS OF FINANCIAL ASSETS: Transfers of an entire financial asset or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (a) from the date of the transfer, it must represent a proportionate (pro rata) ownership in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks, federal funds sold and interest bearing deposits in financial institutions: The recorded amount of these assets approximates fair value.

Securities available-for-sale: Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Loans held for sale: The fair value of loans held for sale is based on prevailing market prices.

Loans receivable: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Federal funds sold and securities sold under agreements to repurchase and other short-term borrowings: The carrying amounts of federal funds sold and securities sold under agreements to repurchase and other short-term borrowings approximate fair value because of the generally short-term nature of the instruments.

Federal Home Loan Bank advances and other long-term borrowings: Fair values of Federal Home Loan Bank advances and other long-term borrowings are estimated using discounted cash flow analysis based on interest rates currently being offered with similar terms.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Commitments to extend credit and standby letters of credit: The fair values of commitments to extend credit and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and credit worthiness of the counterparties. The carry value and fair value of the commitments to extend credit and standby letters of credit are not considered significant.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

EARNINGS PER SHARE: Basic earnings per share computations for the years ended December 31, 2011, 2010 and 2009, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
BASIC EARNING PER SHARE COMPUTATION			
Net income	$13,920,807	$12,966,274	$9,005,786
Weighted average common shares outstanding	9,399,076	9,432,915	9,432,915
Basic EPS	$1.48	$1.37	$0.95

RECLASSIFICATIONS: Certain reclassifications have been made to the prior consolidated financial statements to conform to the current period presentation. These reclassifications had no effect on stockholders' equity and net income of the prior periods.

RECENT ACCOUNTING PRONOUNCEMENTS: In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance which modifies certain aspects contained in the *Fair Value Measurements and Disclosure* topic of FASB Accounting Standard Codification ("ASC") 820. This standard enhances information reported to users of the financial statements by providing additional and enhanced disclosures about the fair value measurements The adoption of this standard did not have any impact on the Company's financial position or results of operations and required disclosures have been made.

In July 2010, the FASB issued Accounting Standards Update 2010-20, *Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* The new guidance increases disclosures made about the credit quality of loans and the allowance for credit losses. The disclosures provide additional information about the nature of credit risk inherent in the Company's loans, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for loan losses. The requirements were generally effective for the Company as of December 31, 2010 and the appropriate required disclosures were made in the consolidated financial statements.

In April, 2011, the FASB issued guidance which modifies certain aspects contained in the *Receivables* topic of FASB ASC 310. The standard clarifies the guidance on evaluating whether a receivable term modification constitutes a troubled debt restructuring. The amendments in this guidance are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The adoption did not have a material impact on the Company's consolidated financial statements.

In May, 2011, the FASB issued amended guidance which eliminates terminology difference between U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRS") on the measurement of fair value and the related fair value disclosures. While largely consistent with existing fair value measurement principles and disclosures, the changes were made as part of the continuing efforts to converge GAAP and IFRS. The adoption of this guidance is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Company's financial statements.

In June, 2011, the FASB issued guidance on comprehensive income to require that all nonowner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. The guidance is effective for interim and annual periods beginning after December 15, 2011, with early adoption allowed. The adoption by the Company on December 31, 2011 did not have a material impact on the Company's consolidated financial statements.

NOTE 2. CONCENTRATIONS AND RESTRICTIONS ON CASH AND DUE FROM BANKS AND INTEREST BEARING DEPOSITS IN FINANCIAL INSTITUTIONS

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $3,896,000 and $3,530,000 at December 31, 2011 and 2010, respectively.

At December 31, 2011, the Company had approximately $49,803,000 on deposit at various financial institutions. Management does not believe these balances carry a significant risk of loss but cannot provide absolute assurance that no losses would occur if these institutions were to become insolvent.

NOTE 3. DEBT AND EQUITY SECURITIES

The amortized cost of securities available-for-sale and their approximate fair values are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2011:				
U.S. government agencies	$60,868,023	$2,341,093	$(8,720)	$63,200,396
U.S. government mortgage-backed securities	156,310,052	3,643,552	(99,143)	159,854,461
State and political subdivisions	249,707,887	9,788,715	(103,279)	259,393,323
Corporate bonds	20,288,210	465,331	(366,798)	20,386,743
Equity securities, financial industry common stock	3,402,389	-	(592,889)	2,809,500
Equity securities, other	2,980,199	-	-	2,980,199
	$493,556,760	$16,238,691	$(1,170,829)	$508,624,622

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2010:				
U.S. treasury	$499,885	$3,265	$ -	$503,150
U.S. government agencies	86,336,578	1,190,768	(114,727)	87,412,619
U.S. government mortgage-backed securities	125,740,846	2,237,443	(629,668)	127,348,621
State and political subdivisions	226,352,715	3,254,157	(1,234,045)	228,372,827
Corporate bonds	19,220,366	1,183,213	(31,575)	20,372,004
Equity securities, financial industry common stock	3,402,389	-	(588,208)	2,814,181
Equity securities, other	3,074,999	9,500	-	3,084,499
	$464,627,778	$7,878,346	$(2,598,223)	$469,907,901

The amortized cost and estimated fair value of debt securities available-for-sale as of December 31, 2011, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$35,093,427	$35,464,233
Due after one year through five years	303,497,878	312,603,558
Due after five years through ten years	121,478,277	126,520,270
Due after ten years	27,104,590	28,246,862
	487,174,172	502,834,923
Equity securities	6,382,588	5,789,699
	$493,556,760	$508,624,622

At December 31, 2011 and 2010, securities with a carrying value of approximately $192,632,000 and $186,472,000, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law. Securities sold under agreements to repurchase are held by the Company's safekeeping agent.

The proceeds, gains and losses from securities available-for-sale are summarized below:

	2011	2010	2009
Proceeds from sales of securities available-for-sale	$25,400,121	$22,326,136	$68,698,126
Gross realized gains on securities available-for-sale	1,030,530	999,492	2,152,256
Gross realized losses on securities available-for-sale	4,816	26,480	994,909
Tax provision applicable to net realized gains on securities available-for-sale	383,000	364,000	439,000

Gross unrealized losses and estimated fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011 and 2010, are summarized as follows:

	Less than 12 Months		12 Months or More		Total	
	ESTIMATED FAIR VALUE	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE	GROSS UNREALIZED LOSSES
2011:						
SECURITIES AVAILABLE FOR SALE:						
U.S. government agencies	$4,256,053	$(8,720)	$ -	$ -	$4,256,053	$(8,720)
U.S. government mortgage-backed securities	20,579,759	(99,143)	-	-	20,579,759	(99,143)
State and political subdivisions	6,838,342	(102,718)	454,850	(561)	7,293,192	(103,279)
Corporate bonds	6,571,481	(366,798)	-	-	6,571,481	(366,798)
Equity securities, financial industry common stock	-	-	2,809,500	(592,889)	2,809,500	(592,889)
	$38,245,635	$(577,379)	$3,264,350	$(593,450)	$41,509,985	$(1,170,829)

	Less than 12 Months		12 Months or More		Total	
	ESTIMATED FAIR VALUE	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE	GROSS UNREALIZED LOSSES
2010:						
SECURITIES AVAILABLE FOR SALE:						
U.S. government agencies	$15,321,189	$(107,139)	$372,404	$(7,588)	$15,693,593	$(114,727)
U.S. government mortgage-backed securities	43,327,689	(629,668)	-	-	43,327,689	(629,668)
State and political subdivisions	53,299,308	(1,218,282)	497,051	(15,763)	53,796,359	(1,234,045)
Corporate bonds	2,022,914	(31,575)	-	-	2,022,914	(31,575)
Equity securities, financial industry common stock	-	-	2,814,181	(588,208)	2,814,181	(588,208)
	$113,971,100	$(1,986,664)	$3,683,636	$(611,559)	$117,654,736	$(2,598,223)

At December 31, 2011, debt securities have unrealized losses of $577,940. These unrealized losses are generally due to changes in interest rates or general market conditions. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Management concluded that the unrealized losses on debt securities were temporary. Unrealized losses on equity securities totaled $592,889 as of December 31, 2011. Management analyzed the financial condition of the equity issuers and considered the general market conditions and other factors in concluding that the unrealized losses on equity securities were temporary. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values and management's assessments will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

NOTE 4. LOANS RECEIVABLE

The composition of loans receivable is as follows:

	2011	2010
Real estate - construction	$23,631,288	$19,597,188
Real estate - 1 to 4 family residential	94,262,349	88,933,070
Real estate - commercial	147,499,687	139,369,508
Real estate - agricultural	32,503,097	31,931,533
Commercial	75,958,450	78,172,694
Agricultural	52,178,566	45,629,689
Consumer and other	20,754,010	22,051,870
	446,787,447	425,685,552
Less:		
Allowance for loan losses	(7,905,316)	(7,520,665)
Deferred loan fees	(231,294)	(71,316)
	$438,650,837	$418,093,571

Construction loans are underwritten utilizing independent appraisals, sensitivity analysis of absorption, vacancy and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing. The Company may require guarantees on these loans. The Company's construction loans are secured primarily by properties located in its primary market area.

The Company originates 1-4 family real estate and consumer loans utilizing credit reports to supplement the underwriting process. The Company's manual underwriting standards for 1-4 family loans are generally in accordance with FHLMC and FNMA manual underwriting guidelines. Properties securing 1-4 four-family real estate loans are appraised by either staff appraisers or fee appraisers, both of which are independent of the loan origination function and have been approved by the Board of Directors. The loan-to-value ratios normally do not exceed 80% without credit enhancements such as mortgage insurance. The Company will lend up to 100% of the lesser of the appraised value or purchase price for conventional 1-4 family real estate loans, provided private mortgage insurance is obtained. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. To monitor and manage loan risk, policies and procedures are developed and modified, as needed by management. This activity, coupled with smaller loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, market conditions are reviewed by management on a regular basis. The Company's 1-4 family real estate loans are secured primarily by properties located in its primary market area.

Commercial and agricultural real estate loans are subject to underwriting standards and processes similar to commercial and agricultural operating loans, in addition to those unique to real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial and agricultural real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Loan to value is generally 75% of the cost or value of the assets. Appraisals on properties securing these loans are performed by fee appraisers approved by the Board of Directors. Because payments on commercial and agricultural real estate loans are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Management monitors and evaluates commercial and agricultural real estate loans based on collateral and risk rating criteria. The Company may require guarantees on these loans. The Company's commercial and agricultural real estate loans are secured primarily by properties located in its primary market area.

Commercial and agricultural operating loans are underwritten based on the Company's examination of current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. This underwriting includes the evaluation of cash flows of the borrower, underlying collateral, if applicable, and the borrower's ability to manage its business activities. The cash flows of borrowers and the collateral securing these loans may fluctuate in value after the initial evaluation. A first priority lien on the general assets of the business normally secures these types of loans. Loan to value limits vary and are dependent upon the nature and type of the underlying collateral and the financial strength of the borrower. Crop and hail insurance is required for most agricultural borrowers. Loans are generally guaranteed by the principal(s). The Company's commercial and agricultural operating lending is primarily in its primary market area.

The Company maintains an internal audit department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the audit committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Summary changes in the allowance for loan losses are as follows:

	2011	2010	2009
Balance, beginning	$7,520,665	$7,651,510	$6,779,215
Provision for loan losses	532,961	663,798	1,558,307
Recoveries of loans charged-off	54,616	72,007	180,961
Loans charged-off	(202,926)	(866,650)	(866,973)
Balance, ending	$7,905,316	$7,520,665	$7,651,510

Activity in the allowance for loan losses, on a disaggregated basis, for the years ended December 31, 2011 and 2010 is as follows:

	Construction Real Estate	1-4 Family Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Consumer and Other	Total
2011:								
Balance, beginning	$731,000	$1,404,000	$2,720,000	$486,000	$1,152,000	$735,000	$293,000	$7,521,000
Provision (credit) for loan losses	62,000	73,000	188,000	15,000	181,000	35,000	(21,000)	533,000
Recoveries of loans charged-off	-	-	2,000	-	21,000	17,000	14,000	54,000
Loans charged-off	-	(75,000)	(51,000)	-	(2,000)	(23,000)	(52,000)	(203,000)
Balance, ending	$793,000	$1,402,000	$2,859,000	$501,000	$1,352,000	$764,000	$234,000	$7,905,000

	Construction Real Estate	1-4 Family Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Consumer and Other	Total
2010:								
Balance, beginning	$1,040,000	$1,133,000	$2,683,000	$523,000	$1,199,000	$642,000	$432,000	$7,652,000
Provision (credit) for loan losses	(287,000)	433,000	57,000	13,000	339,000	103,000	6,000	664,000
Recoveries of loans charged-off	-	1,000	-	-	5,000	32,000	34,000	72,000
Loans charged-off	(22,000)	(163,000)	(20,000)	(50,000)	(391,000)	(42,000)	(179,000)	(867,000)
Balance, ending	$731,000	$1,404,000	$2,720,000	$486,000	$1,152,000	$735,000	$293,000	$7,521,000

Allowance for loan losses disaggregated on the basis of the impairment analysis method as of December 31, 2011 and 2010 is as follows:

	Construction Real Estate	1-4 Family Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Consumer and Other	Total
2011:								
Ending balance: Individually evaluated for impairment	$165,000	$111,000	$199,000	$ -	$400,000	$ -	$1,000	$876,000
Ending balance: Collectively evaluated for impairment	628,000	1,291,000	2,660,000	501,000	952,000	764,000	233,000	7,029,000
Ending balance	$793,000	$1,402,000	$2,859,000	$501,000	$1,352,000	$764,000	$234,000	$7,905,000

	Construction Real Estate	1-4 Family Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Consumer and Other	Total
2010:								
Ending balance: Individually evaluated for impairment	$223,000	$158,000	$42,000	$ -	$ -	$ -	$22,000	$445,000
Ending balance: Collectively evaluated for impairment	508,000	1,246,000	2,678,000	486,000	1,152,000	735,000	271,000	7,076,000
Ending balance	$731,000	$1,404,000	$2,720,000	$486,000	$1,152,000	$735,000	$293,000	$7,521,000

Loans receivable disaggregated on the basis of the impairment analysis method as of December 31, 2011 and 2010 is as follows:

	Construction Real Estate	1-4 Family Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Consumer and Other	Total
2011:								
Ending balance: Individually evaluated for impairment	$2,163,000	$2,346,000	$2,703,000	$ -	$590,000	$ -	$1,000	$7,803,000
Ending balance: Collectively evaluated for impairment	21,468,000	91,916,000	144,797,000	32,503,000	75,368,000	52,179,000	20,753,000	438,984,000
Ending balance	$23,631,000	$94,262,000	$147,500,000	$32,503,000	$75,958,000	$52,179,000	$20,754,000	$446,787,000

	Construction Real Estate	1-4 Family Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Consumer and Other	Total
2010:								
Ending balance: Individually evaluated for impairment	$4,156,000	$1,395,000	$802,000	$ -	$45,000	$ -	$34,000	$6,432,000
Ending balance: Collectively evaluated for impairment	15,441,000	87,538,000	138,568,000	31,931,000	78,128,000	45,630,000	22,018,000	419,254,000
Ending balance	$19,597,000	$88,933,000	$139,370,000	$31,931,000	$78,173,000	$45,630,000	$22,052,000	$425,686,000

CREDIT QUALITY INDICATORS. As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk ratings of construction, commercial and agricultural real estate loans and commercial and agricultural operating loans, (ii) the level of classified loans, (iii) net charge-offs, (iv) non-performing loans and (v) the general economic conditions in our market area.

The Company utilizes a risk rating matrix to assign risk ratings to each of its construction, commercial and agricultural loans. Loans are rated on a scale of 1 to 7. A description of the general characteristics of the 7 risk ratings is as follows:

Ratings 1, 2 and 3 — These ratings include loans to average to excellent credit quality borrowers. These borrowers generally have significant capital strength, moderate leverage and stable earnings and growth commensurate to their relative risk rating. These ratings also include performing loans less than $100,000.

Rating 4 — This rating includes loans on management's "watch list" and is intended to be utilized for pass rated borrowers where credit quality has began to show signs of financial weakness that now requires management's heightened attention.

Rating 5 — This rating is for "Special Mention" in accordance with regulatory guidelines. This rating is intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation.

Rating 6 — This rating includes "Substandard" loans, in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business.

Rating 7 — This rating includes "Substandard-Impaired" loans, in accordance with regulatory guidelines, for which the accrual of interest has generally been stopped. This rating includes loans; (i) where interest is more than 90 days past due; (ii) not fully secured; (iii) loans where a specific valuation allowance may be necessary.

The credit risk profile by internally assigned grade, on a disaggregated basis, at December 31, 2011 and 2010 is as follows:

	Construction Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Total
2011:						
Pass	$9,942,000	$94,820,000	$29,534,000	$65,502,000	$49,489,000	$249,287,000
Special Mention	4,087,000	43,201,000	2,441,000	7,667,000	2,190,000	59,586,000
Substandard	7,439,000	6,776,000	528,000	2,199,000	500,000	17,442,000
Substandard-Impaired	2,163,000	2,703,000	-	590,000	-	5,456,000
	$23,631,000	$147,500,000	$32,503,000	$75,958,000	$52,179,000	$331,771,000

	Construction Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Total
2010:						
Pass	$6,739,000	$83,235,000	$29,580,000	$64,791,000	$42,941,000	$227,286,000
Special Mention	3,694,000	42,137,000	2,351,000	8,922,000	1,318,000	58,422,000
Substandard	5,008,000	13,196,000	-	4,415,000	1,371,000	23,990,000
Substandard-Impaired	4,156,000	802,000	-	45,000	-	5,003,000
	$19,597,000	$139,370,000	$31,931,000	$78,173,000	$45,630,000	$314,701,000

The credit risk profile based on payment activity, on a disaggregated basis, at December 31, 2011 and 2010 is as follows:

	1-4 Family Residential Real Estate	Consumer and Other	Total
2011:			
Performing	$91,804,000	$20,713,000	$112,517,000
Non-performing	2,458,000	41,000	2,499,000
	$94,262,000	$20,754,000	$115,016,000

	1-4 Family Residential Real Estate	Consumer and Other	Total
2010:			
Performing	$87,517,000	$22,018,000	$109,535,000
Non-performing	1,416,000	34,000	1,450,000
	$88,933,000	$22,052,000	$110,985,000

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payment of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. The Company will apply its normal loan review procedures to identify loans that should be evaluated for impairment. The following is a recap of impaired loans, on a disaggregated basis, at December 31, 2011 and 2010 and the average recorded investment and interest income recognized on these loans for the years ended December 31, 2011 and 2010:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2011:					
With no specific reserve recorded:					
Real estate - construction	$1,493,000	$1,493,000	$ -	$882,000	$183,000
Real estate - 1 to 4 family residential	2,030,000	2,030,000	-	1,452,000	1,000
Real estate - commercial	951,000	951,000	-	504,000	8,000
Real estate - agricultural	-	-	-	-	-
Commercial	-	-	-	18,000	-
Agricultural	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total loans with no specific reserve:	4,474,000	4,474,000	-	2,856,000	192,000
With an allowance recorded:					
Real estate - construction	670,000	670,000	165,000	2,149,000	20,000
Real estate - 1 to 4 family residential	316,000	316,000	111,000	456,000	3,000
Real estate - commercial	1,752,000	1,752,000	199,000	741,000	-
Real estate - agricultural	-	-	-	-	-
Commercial	590,000	590,000	400,000	368,000	-
Agricultural	-	-	-	-	-
Consumer and other	1,000	1,000	1,000	11,000	-
Total loans with specific reserve:	3,329,000	3,329,000	876,000	3,725,000	23,000
Total					
Real estate - construction	2,163,000	2,163,000	165,000	3,031,000	203,000
Real estate - 1 to 4 family residential	2,346,000	2,346,000	111,000	1,908,000	4,000
Real estate - commercial	2,703,000	2,703,000	199,000	1,245,000	8,000
Real estate - agricultural	-	-	-	-	-
Commercial	590,000	590,000	400,000	386,000	-
Agricultural	-	-	-	-	-
Consumer and other	1,000	1,000	1,000	11,000	-
	$7,803,000	$7,803,000	$876,000	$6,581,000	$215,000

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2010:					
With no specific reserve recorded:					
Real estate - construction	$1,290,000	$1,290,000	$ -	$1,646,000	$99,000
Real estate - 1 to 4 family residential	846,000	846,000	-	715,000	22,000
Real estate - commercial	136,000	136,000	-	102,000	-
Real estate - agricultural	-	-	-	135,000	12,000
Commercial	45,000	45,000	-	384,000	97,000
Agricultural	-	-	-	-	-
Consumer and other	10,000	10,000	-	24,000	1,000
Total loans with no specific reserve:	2,327,000	2,327,000	-	3,006,000	231,000
With an allowance recorded:					
Real estate - construction	2,866,000	2,866,000	223,000	3,300,000	-
Real estate - 1 to 4 family residential	549,000	549,000	158,000	386,000	2,000
Real estate - commercial	666,000	666,000	42,000	700,000	-
Real estate - agricultural	-	-	-	164,000	-
Commercial	-	-	-	230,000	-
Agricultural	-	-	-	-	-
Consumer and other	24,000	24,000	22,000	49,000	-
Total loans with specific reserve:	4,105,000	4,105,000	445,000	4,829,000	2,000
Total					
Real estate - construction	4,156,000	4,156,000	223,000	4,946,000	99,000
Real estate - 1 to 4 family residential	1,395,000	1,395,000	158,000	1,101,000	24,000
Real estate - commercial	802,000	802,000	42,000	802,000	-
Real estate - agricultural	-	-	-	299,000	12,000
Commercial	45,000	45,000	-	614,000	97,000
Agricultural	-	-	-	-	-
Consumer and other	34,000	34,000	22,000	73,000	1,000
	$6,432,000	$6,432,000	$445,000	$7,835,000	$233,000

The interest foregone on nonaccrual loans for the years ended December 31, 2011, 2010 and 2009 was approximately $362,000, $425,000 and $564,000, respectively.

The average investment in impaired loans for the year ended December 31, 2009 was $9,288,000. The interest income recorded on impaired loans for the year ended December 31, 2009 was $32,000.

There are no significant differences between impaired loan balances at December 31, 2011 and 2010 as compared to nonaccrual loans.

TROUBLED DEBT RESTRUCTURINGS. The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Effective July 1, 2011, the Company adopted the provisions of Accounting Standards Codification 310-40, "Troubled Debt Restructuring by Creditors." As such, the Company reassessed all loan modifications occurring since January 1, 2011 for identification as troubled debt restructurings. The Company did not identify any additional loans to be reclassified as troubled debt restructuring.

Certain troubled debt restructurings are on nonaccrual status at the time of restructuring. These borrowings are typically returned to accrual status after sustained repayment performance in accordance with the restructuring agreement for a reasonable period of at least six months and management is reasonably assured of future performance. If the troubled debt restructuring meets these performance criteria and the interest rate granted at the modification is equal to or greater than the rate that the Company was willing to accept at the time of the restructuring for a new loan with comparable risk, then the loan will return to performing status.

For troubled debt restructurings that were on nonaccrual status before the modification, a specific reserve may already be recorded. In periods subsequent to modification, the Company will continue to evaluate all troubled debt restructurings for possible impairment and, as necessary recognizes impairment through the allowance. The Company had no charge-offs related to modifying troubled debt restructurings for the year ended December 31, 2011.

The Company had troubled debt restructurings of $3,602,000 as of December 31, 2011, of which $2,545,000 was included in impaired loans and $1,057,000 were on accrual status. The Company had troubled debt restructurings of $811,000 as of December 31, 2010, all of which was included in impaired loans.

An aging analysis of the recorded investment in loans, on a disaggregated basis, as of December 31, 2011 and 2010, are as follows:

	30-89 Past Due	Greater Than 90 Days	Total Past Due	Current	Total	Greater Than 90 Days Accruing
2011:						
Real estate - construction	$34,000	$ -	$34,000	$23,597,000	$23,631,000	$ -
Real estate - 1 to 4 family residential	273,000	2,275,000	2,548,000	91,714,000	94,262,000	112,000
Real estate - commercial	105,000	113,000	218,000	147,282,000	147,500,000	-
Real estate - agricultural	-	-	-	32,503,000	32,503,000	-
Commercial	1,342,000	23,000	1,365,000	74,593,000	75,958,000	-
Agricultural	-	-	-	52,179,000	52,179,000	-
Consumer and other	98,000	17,000	115,000	20,639,000	20,754,000	40,000
	$1,852,000	$2,428,000	$4,280,000	$442,507,000	$446,787,000	$152,000

	30-89 Past Due	Greater Than 90 Days	Total Past Due	Current	Total	Greater Than 90 Days Accruing
2010:						
Real estate - construction	$135,000	$ -	$135,000	$19,462,000	$19,597,000	$ -
Real estate - 1 to 4 family residential	413,000	684,000	1,097,000	87,836,000	88,933,000	21,000
Real estate - commercial	205,000	136,000	341,000	139,029,000	139,370,000	-
Real estate - agricultural	49,000	-	49,000	31,883,000	31,932,000	-
Commercial	1,399,000	45,000	1,444,000	76,728,000	78,172,000	-
Agricultural	-	-	-	45,630,000	45,630,000	-
Consumer and other	131,000	10,000	141,000	21,911,000	22,052,000	-
	$2,332,000	$875,000	$3,207,000	$422,479,000	$425,686,000	$21,000

There are no other known problem loans that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

As of December 31, 2011, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

Loans are made in the normal course of business to certain directors and executive officers of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectability. Loan transactions with related parties were as follows:

	2011	2010
Balance, beginning of year	$9,182,949	$8,218,833
New loans	18,550,959	15,717,078
Repayments	(17,230,052)	(14,752,962)
Change in status	(1,669,711)	-
Balance, end of year	$8,834,145	$9,182,949

NOTE 5. BANK PREMISES AND EQUIPMENT

The major classes of bank premises and equipment and the total accumulated depreciation are as follows:

	2011	2010
Land	$2,426,383	$2,426,383
Buildings and improvements	14,874,038	14,688,284
Furniture and equipment	5,788,027	5,980,587
	23,088,448	23,095,254
Less accumulated depreciation	11,725,822	11,556,666
	$11,362,626	$11,538,588

NOTE 6. OTHER REAL ESTATE OWNED

Changes in the other real estate owned are as follows:

	2011	2010
Balance, beginning of year	$10,538,883	$10,480,449
Transfer of loans	299,886	1,127,790
Impairment	(335,048)	(14,900)
Net proceeds from sale	(1,163,609)	(1,132,969)
Gain on sale, net	148,542	63,959
Other changes	49,786	14,554
Balance, end of year	$9,538,440	$10,538,883

NOTE 7. DEPOSITS

At December 31, 2011, the maturities of time deposits are as follows:

2012	$154,360,165
2013	39,573,069
2014	30,775,864
2015	10,670,624
2016	7,682,225
After	3,005,694
	$246,067,641

Interest expense on deposits is summarized as follows:

	2011	2010	2009
NOW accounts	$405,392	$449,208	$469,064
Savings and money market	873,281	919,754	1,181,375
Time, $100,000 and over	1,619,749	1,651,475	2,289,960
Other time	2,415,054	3,076,067	4,487,764
	$5,313,476	$6,096,504	$8,428,163

Deposits held by the Company from related parties at December 31, 2011 and 2010 amounted to approximately $14,000,000 and $12,000,000, respectively.

NOTE 8. BORROWINGS

Federal funds purchased are unsecured and mature daily. Securities sold under repurchase agreements are short-term and are secured by securities available-for-sale. Short-term borrowings as of December 31, 2010 consisted of Treasury, Tax and Loan option notes secured by securities available-for-sale.

At December 31, 2011, FHLB advances and other long-term borrowings consisted of the following:

FHLB advances maturing in:	Amount	Weighted Average Interest Rate	Features
2012	$500,000	1.45%	
2013	2,000,000	2.06%	
After	12,679,335	2.99%	Includes $4,500,000 callable in February 2012; $7,000,000 callable in March 2012: $1,179,335 15 year amortizing and puttable in 2015
Total FHLB advances	$15,179,335	2.81%	
Other long-term borrowings maturing in:			
2014	$ 7,000,000	2.99%	
2018	13,000,000	3.56%	Callable in 2012
Total other long-term borrowings	20,000,000	3.36%	
Total FHLB and other long-term borrowings	$35,179,335	3.13%	

Borrowed funds at December 31, 2010 included borrowings from the FHLB and term repurchase agreements of $36,745,497. Such borrowings carried a weighted-average interest rate of 3.15% with maturities ranging from 2010 through 2018.

Term repurchase agreements are securities sold under agreement to repurchase, have maturity dates greater than one year, and term repurchase agreements with maturities in 2018 can be called by the issuing financial institution on a quarterly basis.

FHLB borrowings are collateralized by certain 1-4 family residential real estate loans, multifamily real estate loans, commercial real estate loans and agricultural real estate loans. The short-term and term repurchase agreements are collateralized with U.S. government agencies and mortgage-backed securities with a carrying and fair value of $98,115,000 at December 31, 2011. The Banks had available borrowings with the Federal Home Loan Bank of Des Moines, Iowa of $61,408,000 at December 31, 2011.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) profit-sharing plan. For the years ended December 31, 2011 and 2010, the Company matched employee contributions up to a maximum of 3% and also contributed an amount equal to 3% of the participating employee's compensation. For the year ended December 31, 2009, the Company matched employee contributions up to a maximum of 2% of qualified compensation and also contributed an amount equal to 5% of the participating employee's compensation. For the years ended December 31, 2011, 2010 and 2009, Company contributions to the plan were approximately $498,000, $545,000, and $734,000, respectively. The plan covers substantially all employees.

NOTE 10. INCOME TAXES

The components of income tax expense are as follows:

	2011	2010	2009
Federal:			
Current	$3,153,292	$3,144,997	$1,710,159
Deferred	520,940	334,114	93,120
	3,674,232	3,479,111	1,803,279
State:			
Current	827,034	919,289	532,494
Deferred	49,014	105,652	(42,966)
	876,048	1,024,941	489,528
Income tax expense	$4,550,280	$4,504,052	$2,292,807

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

	2011	2010	2009
Income taxes at 35% federal tax rate	$6,464,880	$6,114,614	$3,954,508
Increase (decrease) resulting from:			
Tax-exempt interest and dividends	(2,356,634)	(2,084,701)	(1,892,872)
State taxes, net of federal tax benefit	544,173	476,963	404,556
Other	(102,139)	(2,824)	(173,385)
Total income tax expense	$4,550,280	$4,504,052	$2,292,807

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities are as follows:

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$2,607,959	$2,411,928
Other than temporary impairment	-	880,609
Other real estate owned	1,635,131	1,457,495
Other deferred tax assets	787,465	783,463
	5,030,555	5,533,495
Deferred tax liabilities:		
Net unrealized gains on securities available-for-sale	(5,575,110)	(1,953,645)
Other deferred tax liabilities	(340,878)	(273,867)
	(5,915,988)	(2,227,512)
Net deferred tax asset (liability)	$(885,433)	$3,305,983

Income taxes currently payable of approximately $146,000 and $154,000 are included in accrued expenses and other liabilities as of December 31, 2011 and 2010, respectively.

The Company and its subsidiaries file one income tax return in the U.S. federal jurisdiction and separate tax returns for the state of Iowa. The Company is no longer subject to U.S. federal income and state tax examinations for years before 2008.

Management has determined that the Company has no material uncertain tax positions that would require recognition. The Company had no significant unrecognized tax benefits as of December 31, 2011, that if recognized, would affect the effective tax rate. Management has determined there are no material accrued interests or penalties as of or for the years ended December 31, 2011 and 2010. The Company had no positions for which it deemed that it is reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months as of December 31, 2011 and 2010.

NOTE 11. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	2011	2010
Commitments to extend credit	$94,457,000	$79,757,000
Standby letters of credit	3,016,000	3,139,000
	$97,473,000	$82,896,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitments were funded, the Banks would be entitled to seek recovery from the customer.

At December 31, 2011 and 2010, the Banks have established liabilities totaling $250,000 and $240,000, respectively to cover estimated credit losses for off-balance-sheet loan commitments and standby letters of credit.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, Hamilton, Polk and Marshall Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

NOTE 12. REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Regulators also have the ability to impose higher limits than those specified by capital adequacy guidelines if they so deem necessary.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2010, by agreement, the Office of Comptroller of the Currency required First National Bank to maintain Tier 1 Leverage Capital of 9% of Adjusted Total Assets and Total Risk Based Capital of 11% of Risk-Weighted Assets. During 2011, these capital requirements were lifted. Management believes, as of December 31, 2011 and 2010, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2011 and 2010 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
AS OF DECEMBER 31, 2011						
Total capital (to risk-weighted assets):						
Consolidated	$132,923	18.0%	$59,032	8.0%	N/A	N/A
Boone Bank & Trust	13,715	17.5	6,274	8.0	$7,843	10.0%
First National Bank	59,403	14.4	33,096	8.0	41,370	10.0
Randall-Story State Bank	9,719	14.5	5,368	8.0	6,710	10.0
State Bank & Trust	15,913	15.4	8,293	8.0	10,366	10.0
United Bank & Trust	12,088	20.0	4,838	8.0	6,047	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$124,691	16.9%	$29,516	4.0%	N/A	N/A
Boone Bank & Trust	12,900	16.5	3,137	4.0	$4,706	6.0%
First National Bank	55,906	13.5	16,548	4.0	24,822	6.0
Randall-Story State Bank	8,955	13.4	2,684	4.0	4,026	6.0
State Bank & Trust	14,613	14.1	4,146	4.0	6,220	6.0
United Bank & Trust	11,329	18.7	2,419	4.0	3,628	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$124,691	12.2%	$40,572	4.0%	N/A	N/A
Boone Bank & Trust	12,900	10.9	4,731	4.0	$5,914	5.0%
First National Bank	55,906	10.3	21,824	4.0	27,280	5.0
Randall-Story State Bank	8,955	10.2	3,526	4.0	4,408	5.0
State Bank & Trust	14,613	10.0	5,839	4.0	7,299	5.0
United Bank & Trust	11,329	10.4	4,361	4.0	5,452	5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
AS OF DECEMBER 31, 2010						
Total capital (to risk-weighted assets):						
Consolidated	$125,515	18.0%	$55,940	8.0%	N/A	N/A
Boone Bank & Trust	13,183	17.4	6,054	8.0	$7,567	10.0%
First National Bank	53,759	14.0	42,287	11.0	42,287	11.0
Randall-Story State Bank	9,281	14.6	5,080	8.0	6,351	10.0
State Bank & Trust	14,976	15.3	7,811	8.0	9,764	10.0
United Bank & Trust	10,990	17.5	5,034	8.0	6,293	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$117,666	16.8%	$27,970	4.0%	N/A	N/A
Boone Bank & Trust	12,357	16.3	3,027	4.0	$4,540	6.0%
First National Bank	50,389	13.1	15,377	4.0	23,065	6.0
Randall-Story State Bank	8,521	13.4	2,540	4.0	3,810	6.0
State Bank & Trust	13,755	14.1	3,906	4.0	5,858	6.0
United Bank & Trust	10,201	16.2	2,517	4.0	3,776	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$117,666	12.5%	$37,549	4.0%	N/A	N/A
Boone Bank & Trust	12,357	11.7	4,238	4.0	$5,297	5.0%
First National Bank	50,389	10.0	45,207	9.0	45,207	9.0
Randall-Story State Bank	8,521	10.7	3,183	4.0	3,978	5.0
State Bank & Trust	13,755	9.9	5,547	4.0	6,933	5.0
United Bank & Trust	10,201	9.5	4,289	4.0	5,361	5.0

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. Dividends paid by each Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Except for the potential effect on the Company's level of dividends, management believes that these restrictions currently do not have a significant impact on the Company.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments (as described in Note 1) are as follows:

	2011		2010	
	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Financial assets:				
Cash and due from banks	$22,829,291	$22,829,000	$15,478,133	$15,478,000
Federal funds sold	-	-	3,000,000	3,000,000
Interest bearing deposits	33,741,406	33,741,000	19,229,814	19,230,000
Securities available-for-sale	508,624,622	508,625,000	469,907,901	469,908,000
Loans receivable, net	438,650,837	445,240,000	418,093,571	415,833,000
Loans held for sale	1,212,620	1,213,000	1,993,108	1,993,000
Accrued income receivable	6,467,509	6,468,000	6,098,535	6,099,000
Financial liabilities:				
Deposits	$818,705,391	$821,979,000	$743,861,644	$746,401,000
Federal funds purchased and securities sold under agreements to repurchase	41,696,585	41,697,000	54,858,701	54,859,000
Other short-term borrowings	-	-	2,047,175	2,047,000
FHLB and other long-term borrowings	35,179,335	38,705,000	36,745,497	39,303,000
Accrued interest payable	802,847	803,000	870,455	870,000

NOTE 14. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

The standards require the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques are consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risk); or inputs derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the balances of assets measured at fair value on a recurring basis by level as of December 31, 2011 and 2010:

Description	Total	Level 1	Level 2	Level 3
2011:				
U.S. government agencies	$63,200,000	$ -	$63,200,000	$ -
U.S. government mortgage-backed securities	159,855,000	-	159,855,000	-
State and political subdivisions	259,393,000	-	259,393,000	-
Corporate bonds	20,387,000	-	20,387,000	-
Equity securities, financial industry common stock	2,810,000	2,810,000	-	-
Equity securities, other	2,980,000	-	2,980,000	-
	$508,625,000	$2,810,000	$505,815,000	$ -

Description	Total	Level 1	Level 2	Level 3
2010:				
U.S. treasury	$503,000	$503,000	$ -	$ -
U.S. government agencies	87,413,000	-	87,413,000	-
U.S. government mortgage-backed securities	127,349,000	-	127,349,000	-
State and political subdivisions	228,373,000	-	228,373,000	-
Corporate bonds	20,372,000	-	20,372,000	-
Equity securities, financial industry common stock	2,814,000	2,814,000	-	-
Equity securities, other	3,084,000	18,000	3,066,000	-
	$469,908,000	$3,335,000	$466,573,000	$ -

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Other securities available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things.

Certain assets are measured at fair value on a nonrecurring basis; that is, they are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the balance sheet (after specific reserves) by caption and by level with the valuation hierarchy as of December 31, 2011 and 2010:

Description	Total	Level 1	Level 2	Level 3
2011:				
Loans	$2,453,000	$ -	$ -	$2,453,000
Other real estate owned	9,538,000	-	-	9,538,000
Total	$11,991,000	$ -	$ -	$11,991,000

Description	Total	Level 1	Level 2	Level 3
2010:				
Loans	$3,660,000	$ -	$ -	$3,660,000
Other real estate owned	10,539,000	-	-	10,539,000
Total	$14,199,000	$ -	$ -	$14,199,000

LOANS: Loans in the tables above consist of impaired credits held for investment. In accordance with the loan impairment guidance, impairment was measured based on the fair value of collateral less estimated selling costs for collateral dependent loans. Fair value for impaired loans is based upon appraised values adjusted for trends observed in the market. A valuation allowance was recorded for the excess of the loan's recorded investment over the amounts determined by the collateral value method. This valuation is a component of the allowance for loan losses. The Company considers these fair values level 3.

OTHER REAL ESTATE OWNED: Other real estate owned in the table above consists of real estate obtained through foreclosure. Other real estate owned is recorded at fair value less estimated selling costs, at the date of transfer. Subsequent to the transfer, other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. The carrying value of other real estate owned is not re-measured to fair value on a recurring basis but is subject to fair value adjustments when the carrying value exceeds the fair value less estimated selling costs. Management uses appraised values and adjusts for trends observed in the market and for disposition costs in determining the value of other real estate owned. A valuation allowance was recorded for the excess of the asset's recorded investment over the amount determined by the fair value, less estimated selling costs. This valuation allowance is a component of the allowance for other real estate owned. The Company considers these fair values level 3.

NOTE 15. SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued. On February 16, 2012, Randall-Story State Bank entered into a purchase and assumption agreement with another financial institution to purchase certain assets, including loans, and assume certain liabilities, including deposits. At closing, Randall-Story State Bank expects to provide the seller with a payment of approximately $5,400,000. The transaction is expected to close in the second quarter of 2012, subject to regulatory approval. There were no other significant events or transactions occurring after December 31, 2011, but prior to March 12, 2012, that provided additional evidence about conditions that existed at December 31, 2011. There were no significant events or transactions that provided evidence about conditions that did not exist at December 31, 2011.

NOTE 16. AMES NATIONAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2011 and 2010, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2011, is as follows:

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and due from banks	$39,366	$50,761
Interest bearing deposits in banks	4,846,197	7,982,501
Securities available-for-sale	9,059,164	4,320,665
Investment in bank subsidiaries	113,534,816	98,915,881
Loans receivable, net	6,923,288	9,724,213
Premises and equipment, net	555,846	573,580
Accrued income receivable	82,420	76,920
Deferred income taxes	788,684	810,516
Other real estate owned	-	78,925
Other assets	115,000	15,000
Total assets	$135,944,781	$122,548,962
LIABILITIES		
Dividends payable	$1,210,419	$1,037,621
Accrued expenses and other liabilities	176,977	148,317
Total liabilities	1,387,396	1,185,938
STOCKHOLDERS' EQUITY		
Common stock	18,865,830	18,865,830
Additional paid-in capital	22,651,222	22,651,222
Retained earnings	85,564,078	76,519,493
Accumulated other comprehensive income	9,492,753	3,326,479
Treasury stock	(2,016,498)	-
Total stockholders' equity	134,557,385	121,363,024
Total liabilities and stockholders' equity	$135,944,781	$122,548,962

CONDENSED STATEMENTS OF INCOME

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
OPERATING INCOME			
Equity in net income of bank subsidiaries	$13,865,320	$13,418,456	$9,519,040
Interest	685,698	954,867	1,087,714
Dividends	59,400	96,094	181,137
Rental income	112,652	114,372	96,765
Other income	1,243,000	-	-
Securities (losses), net	-	(12,152)	(17,163)
	15,966,070	14,571,637	10,867,493
PROVISION (CREDIT) FOR LOAN LOSSES	(50,000)	(50,000)	300,000
Operating income after provision (credit) for loan losses	16,016,070	14,621,637	10,567,493
OPERATING EXPENSES	2,089,563	1,961,563	2,023,207
Income before income taxes	13,926,507	12,660,074	8,544,286
INCOME TAX EXPENSE (BENEFIT)	5,700	(306,200)	(461,500)
Net income	$13,920,807	$12,966,274	$9,005,786

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$13,920,807	$12,966,274	$9,005,786
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	38,165	39,136	46,522
Provision (credit) for loan losses	(50,000)	(50,000)	300,000
Amortization and accretion, net	125,968	(1,091)	(713)
Provision for deferred income taxes	5,000	(83,000)	(164,919)
Securities losses, net	-	12,152	17,163
Gain on sale of other real estate owned	(8,120)	(30,568)	(47,146)
Equity in net income of bank subsidiaries	(13,865,320)	(13,418,456)	(9,519,040)
Dividends received from bank subsidiaries	5,384,000	3,900,000	3,560,000
Decrease (increase) in accrued income receivable	(5,500)	27,161	75,330
Decrease (increase) in other assets	(100,000)	245,955	(17,294)
Decrease (increase) in accrued expense and other liabilities	28,660	(59,541)	(3,723)
Net cash provided by operating activities	5,473,660	3,548,022	3,251,966
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(6,592,208)	-	-
Proceeds from sale of securities available-for-sale	-	2,176,341	4,211,087
Proceeds from maturities and calls of securities available-for-sale	1,773,232	500,000	150,000
Decrease (increase) in interest bearing deposits in banks	3,136,304	(6,469,267)	(1,411,257)
Decrease in loans	2,850,925	4,185,210	3,986,345
Proceeds from the sale of other real estate owned	87,045	148,956	323,383
Purchase of bank premises and equipment	(20,431)	(9,145)	(4,984)
Investment in bank subsidiaries	-	-	(850,000)
Net cash provided by investing activities	1,234,867	532,095	6,404,574
CASH FLOWS FROM FINANCING ACTIVITIES			
Payments of other borrowings, net	-	-	(4,160,000)
Purchase of treasury stock	(2,016,498)	-	-
Dividends paid	(4,703,424)	(4,056,153)	(5,471,090)
Net cash used in financing activities	(6,719,922)	(4,056,153)	(9,631,090)
Net increase (decrease) in cash and cash equivalents	(11,395)	23,964	25,450
CASH AND DUE FROM BANKS			
Beginning	50,761	26,797	1,347
Ending	$39,366	$50,761	$26,797
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for interest	$ -	$ -	$59,432
Cash receipts for income taxes	$6,806	$393,829	$276,531
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES			
Transfer of loans to other real estate owned	$ -	$ -	$473,550

NOTE 17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2011			
	March 31	June 30	September 30	December 31
Total interest income	$9,147,792	$9,543,717	$9,549,724	$9,374,472
Total interest expense	1,749,553	1,736,968	1,676,822	1,566,722
Net interest income	7,398,239	7,806,749	7,872,902	7,807,750
Provision for loan losses	-	404,788	4,904	123,269
Net income	3,472,521	3,243,372	3,589,874	3,615,040
Basic and diluted earnings per common share	0.37	0.34	0.38	0.39

	2010			
	March 31	June 30	September 30	December 31
Total interest income	$9,422,695	$9,353,203	$9,421,463	$9,096,597
Total interest expense	2,065,512	1,965,914	1,907,511	1,836,154
Net interest income	7,357,183	7,387,289	7,513,952	7,260,443
Provision for loan losses	323,798	170,416	74,197	95,387
Net income	3,269,600	3,126,006	3,551,311	3,019,357
Basic and diluted earnings per common share	0.35	0.33	0.38	0.32

shareholder **information**

COMPANY CONTACT INFORMATION

Ames National Corporation
P.O. Box 846
405 5th Street
Ames, IA 50010
Telephone (515) 232-6251
Fax (515) 663-3033
info@amesnational.com
www.amesnational.com

COMPANY OFFICERS

Thomas H. Pohlman President
John P. Nelson Vice President & CFO
John L. Pierschbacher Controller
Kevin G. Deardorff Vice President & Technology Director
Nicole J. Gebhart Vice President & Marketing Director
Tracy W. Laws Vice President & Auditor
Jennifer J. Hanson Asst. Vice President & Human Resources Director
Timothy J. Lupardus Asst. Vice President & Information Systems Manager
Lori J. Hill Asst. Corporate Secretary
Matthew R. Hackbart Information Systems Asst. Manager

INDEPENDENT AUDITORS

CliftonLarsonAllen LLP
West Des Moines, Iowa

COUNSEL

Nyemaster Goode, P.C.
Des Moines, Iowa

ANNUAL MEETING

The Board of Directors of Ames National Corporation has established Wednesday, April 25, 2012, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at Reiman Gardens, 1407 University Boulevard, Ames, Iowa.

MARKET MAKERS

Ames National Corporation's common stock is listed on the NASDAQ Capital Market under the symbol "ATLO." Market makers and brokers in the stock include:

First Point Wealth Management
(515) 663-3074

Stifel Nicolaus
(515) 233-4064

Monroe Securities, Inc.
(800) 766-5560

Howe Barnes Investments, Inc.
(800) 800-4693

FTN Financial Group
(800) 456-5460

STOCK TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606
(800) 757-5755 • Fax: (312) 427-2879
www.istshareholderservices.com

FORM 10-K AND OTHER INFORMATION

The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders may obtain written copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, 405 5th Street, Ames, Iowa 50010, attention John P. Nelson, Vice President. This form is also available at www.amesnational.com.